02042388

VRXworldwide

900 – 580 Hornby Street
Vancouver, British Columbia
Canada V6C 3B6

Tel: (604) 688-2321
Fax: (604) 684-0642

Web Site: www.vrxworldwide.com
E-mail: tzamora@vrxworldwide.com

April 26, 2002

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Judiciary Plaza
Washington, D.C. 25049

Re: VRX Worldwide Inc. formerly Cambridge Ventures Ltd. – *Commission File No. 82-4669*

To Whom It May Concern:

VRX Worldwide Inc. ("the Corporation") hereby submits the following fifty (56) items which the Corporation has made public pursuant to the laws of the Provinces of Alberta and British Columbia, Canada, for filing with the Securities and Exchange Commission Pursuant to Rule 12g3-2(b):

Name Change:	Certificate of Amendment Articles of Amendment
Insider Reports:	W. Barry Girling, filed on June 6, 2001 W. Barry Girling, filed on July 9, 2001 W. Barry Girling, filed on July 25, 2001 W. Barry Girling, filed on August 8, 2001 W. Barry Girling, filed on August 24, 2001 W. Barry Girling, filed on September 25, 2001 W. Barry Girling, filed on January 3, 2002 W. Barry Girling, filed on February 22, 2002 W. Barry Girling, filed on March 13, 2002 W. Barry Girling, filed on March 13, 2002 (amended report) W. Barry Girling, filed on April 2, 2002
	David S. MacLaren, filed on July 17, 2001 David S. MacLaren, filed on July 24, 2001 David S. MacLaren, filed on November 14, 2201 David S. MacLaren, filed on January 16, 2002 David S. MacLaren, filed on January 24, 2002 David S. MacLaren, filed on March 25, 2002
	Robert G. McMorran, filed August 07, 2001 Robert G. McMorran, filed September 26, 2001 Robert G. McMorran, filed October 9, 2001 Robert G. McMorran, filed December 13, 2001 Robert G. McMorran, filed February 14, 2002 Robert G. McMorran, filed February 22, 2002 Robert G. McMorran, filed March 22, 2002

dlw 7/5

Robert G. McMorran, filed April 4, 2002
Robert G. McMorran, filed April 10, 2002

Press Releases:	# 01-20 disseminated on June 29, 2001
	# 01-21 disseminated on July 09, 2001
	# 01-22 disseminated on July 23, 2001
	# 01-23 disseminated on July 27, 2001
	# 01-24 disseminated on August 2, 2001
	# 01-25 disseminated on August 31, 2001
	# 01-26 disseminated on September 10, 2001
	# 01-27 disseminated on September 19, 2001
	# 01-28 disseminated on September 26, 2001
	# 01-29 disseminated on October 11, 2001
	# 01-30 disseminated on October 24, 2001
	# 01-31 disseminated on November 7, 2001
	# 01-32 disseminated on November 15, 2001
	# 01-33 disseminated on November 16, 2001
	# 01-34 disseminated on November 21, 2001
	# 01-35 disseminated on November 29, 2001
	# 01-36 disseminated on December 10, 2001
	# 01-37 disseminated on December 24, 2001
2002	
	# 02-01 disseminated on February 5, 2002
	# 02-02 disseminated on March 12, 2002
	# 02-03 disseminated on March 18, 2002
	# 02-04 disseminated on March 20, 2002
	# 02-05 disseminated on March 25, 2002
Quarterly Report:	For the period ended June 30, 2001
	For the period ended September 30, 2001
Other filings:	Form 20 filed with the B.C. & AB Securities Commission on December 6, 2001.
	Form 27 filed with the B.C. & AB Securities Commission on December 6, 2001.
	Notice of Meeting filed on April 10, 2002

Please communicate with the undersigned regarding any deficiencies or other information that may be required to complete the submission.

Yours truly,

Teresa Zamora
Accountant/Administrator

CORPORATE ACCESS NUMBER: 205939309

Alberta

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

AMENDMENT

CAMBRIDGE VENTURES LTD.
CHANGED ITS NAME TO **VRX WORLDWIDE INC.** ON 2000/12/11.

12g No.: 82-4669

REGISTRAR OF CORPORATIONS

NOTARIAL CERTIFICATE

CANADA	)	
	)	
PROVINCE OF ALBERTA	)	**VRX WORLDWIDE INC.**
	)	
TO WIT:	)	

I, J. G. (Jeff) Lawson, of the City of Calgary, in the Province of Alberta, a Notary Public by royal authority duly appointed DO CERTIFY that the paper writing hereto annexed is a true copy of the document produced and shown to me and purporting to be:

1. Certificate and Articles of Amendment dated effective December 11, 2000 changing the name of the company from Cambridge Ventures Ltd. to VRX WorldWide Inc.;

the said copy having been compared by me with the original document an act whereof being requested, I have granted under my notarial form and seal of office to serve as occasion shall or may require.

IN TESTIMONY WHEREOF I have hereunto subscribed my name and affixed my seal of office at the City of Calgary, in the Province of Alberta, this 7th day of February, 2001.

J. G. (JEFF) LAWSON
A Notary Public in and for the Province of Alberta

12g No.: 82-4669

G:\050011\0004\notarial certificate 3.wpd

Name Change Alberta Corporation - Registration Statement

Service Request Number: 2536678
Corporate Access Number: 205939309
Legal Entity Name: CAMBRIDGE VENTURES LTD.
French Equivalent Name:
Legal Entity Status: Active

Alberta Corporation Type: Named Alberta Corporation
New Legal Entity Name: VRX WORLDWIDE INC.
New French Equivalent Name:
Nuans Number: 69030752
Nuans Date: 2000/11/16
French Nuans Number:
French Nuans Date:

Professional Endorsement Provided:
Future Dating Required:
Amendment Date: 2000/12/11

Annual Return

File Year	Date Filed
1999	2000/01/20
1998	1999/07/02
1997	1998/03/24

Attachment

No Records returned

Registration Authorized By: JEFFERY G. LAWSON
SOLICITOR

12g No.: 82-4669

FORM 4

BUSINESS CORPORATIONS ACT
(SECTION 27 OR 171)

ARTICLES OF AMENDMENT

1. NAME OF CORPORATION:

   CAMBRIDGE VENTURES LTD.

2. CORPORATE ACCESS NUMBER

   205939309

3. THE ARTICLES OF THE ABOVE-NAMED CORPORATION ARE AMENDED AS FOLLOWS:

Pursuant to Section 167(1)(a) of the *Business Corporations Act* (Alberta), the Articles of the Corporation are amended by changing the name of the Corporation to "VRX WorldWide Inc.".

DATE	SIGNATURE	TITLE
DECEMBER 6, 2000		SOLICITOR

G:\050011\0004\form 4 (name change).wpd\rdn

DEC 1 2000

FILED ML

12g No.: 82-4669

INSIDER REPORT
(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority of and used for the purpose of administering the provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal *Privacy Act* protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number IC/PPU-049. If you have any questions about how the freedom of information legislation applies to the personal information collected on this form, contact the Supervisor, Insiders Department at (604-899-6548), or write the Supervisor, 200 - 865 Hornby Street, Vancouver BC V6Z 2H4. Toll free in British Columbia (1-800-373-6393).

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

V RX WorldWide Inc.
(formerly Cambridge Ventures Ltd)

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DAY 10 MONTH 05 YEAR 01

DAY / MONTH / YEAR: 1

CHANGE IN RELATIONSHIP FROM LAST REPORT ☐ YES ☐ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Girling
GIVEN NAMES: W. Barry
NO. 2082 STREET East 6th Ave APT
CITY: Vancouver
PROV. British Columbia POSTAL CODE V5N 1P9
BUSINESS TELEPHONE NUMBER: 604 - 688 - 2321
BUSINESS FAX NUMBER: 604 - 684 - 0642
CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA
☒ BRITISH COLUMBIA
☐ FEDERAL
☐ BANK ACT
☐ CCAA
☐ ICA
☐ TLCA
☐ CBCA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☐ ONTARIO
☐ QUEBEC
☐ SASKATCHEWAN
☐ UNITED STATES
☐ NASDAQ
☐ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS DATE DAY MONTH YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common	510,500	09 05 01	70	62,500		.40		573,000	0	
Warrants	150,000					.50		150,000	0	
Warrants	300,000	09 05 01	70		62,500	.40		237,500	0	
Options	175,000					.40		175,000	0	

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 17 2002
WASH. D.C.
165

ATTACHMENT ☐ YES ☐ NO

BOX 6. REMARKS

(i/c transmission via fax on 11/06/01 you MAY have two copies of same report)

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): W. Barry Girling
SIGNATURE: [signature]
DATE OF THE REPORT: DAY 11 MONTH 06 YEAR 01

CORRESPONDENCE ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

FIN 2036 Rev. 98 / 3 / 9

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

12g No.: 82-4669

INSIDER REPORT

(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority of and used for the purpose of administering the provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal *Privacy Act* protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number IC/PPU-049. If you have any questions about how the freedom of information legislation applies to the personal information collected on this form, contact the Supervisor, Insiders Department at (604-899-6548), or write the Supervisor, 200 - 865 Hornby Street, Vancouver BC V6Z 2H4. Toll free in British Columbia (1-800-373-6393).

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

V RX WorldWide Inc.
(formerly Cambridge Ventures Ltd)

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 11 06 01

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR): /

CHANGE IN RELATIONSHIP FROM LAST REPORT ☐ YES ☐ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Girling

GIVEN NAMES: W. Barry

NO. 2082 STREET East 6th Ave APT --

CITY: Vancouver

PROV. British Columbia POSTAL CODE V5N 1P9

BUSINESS TELEPHONE NUMBER: 604 - 688 - 2321

BUSINESS FAX NUMBER: 604 - 684 - 0642

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA
☒ BRITISH COLUMBIA
☐ FEDERAL
☐ BANK ACT
☐ CCAA
☐ ICA
☐ TLCA
☐ CBCA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☐ ONTARIO
☐ QUEBEC
☐ SASKATCHEWAN
☐ UNITED STATES
☐ NASDAQ
☐ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) Designation of class of securities	(B) Balance of class of securities on last report	(C) Transactions: Date (Day Month Year)	Nature	Number/value acquired	Number/value disposed of	Unit price/exercise price	$ US	(D) Present balance of class of securities held	(E) Direct/indirect ownership/control or direction	(F) Identify the registered holder where ownership is indirect or where control or direction is exercised
Common	573,000	06 06 01	10	6,000		.20		579,000	0	
}	579,000	06 28 01	10		5,000	.16		574,000	0	
	574,000	06 28 01	10		5,000	.17		569,000	0	
	569,000	06 29 01	10		5,000	.16		565,000	0	
Common	565,000	07 04 01	10	6,000		.14		571,000	0	
Warrants	150,000					.50		150,000	Ø	
Warrants	237,500					.40		237,500	0	
Options	175,000					.40		175,000	0	

RECEIVED JUN 17 2002 WASH. D.C. 165 SECTION

BOX 6. REMARKS

12g No.: 82-4669

ATTACHMENT ☐ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

FIN 2038 Rev. 98/3/9 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): W. Barry Girling

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 09 07 01

INSIDER REPORT

(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority of and used for the purpose of administering the provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal *Privacy Act* protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number IC/PPU-049. If you have any questions about how the freedom of information legislation applies to the personal information collected on this form, contact the Supervisor, Insiders Department at (604-899-6548), or write the Supervisor, 200 - 865 Hornby Street, Vancouver BC V6Z 2H4. Toll free in British Columbia (1-800-373-6393).

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

VRx World Wide Inc.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED: DAY 25 MONTH 07 YEAR 01

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DAY MONTH / YEAR

CHANGE IN RELATIONSHIP FROM LAST REPORT ☐ YES ☐ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Girling

GIVEN NAMES: W. Barry

NO. 2082 STREET East 6th Ave APT

CITY: Vancouver

PROV. British Columbia POSTAL CODE V5N 1P9

BUSINESS TELEPHONE NUMBER: 604 - 688 - 2321

BUSINESS FAX NUMBER: 604 - 684 - 0642

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA
☒ BRITISH COLUMBIA
☐ FEDERAL
☐ BANK ACT
☐ CCAA
☐ ICA
☐ TLCA
☐ CBCA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☐ ONTARIO
☐ QUEBEC
☐ SASKATCHEWAN
☐ UNITED STATES
☐ NASDAQ
☐ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common	570,000	10	07	01	10	2,000		14		572,000	Ø	
/	572,000	11	07	01	10	2,000		14		574,000	Ø	
Common.	574,000	11	07	01	10		30,000	13		544,000	Ø	
Warrants	150,000								50	150,000	Ø	
Warrants	237,500								40	237,500	Ø	
options	175,000								50	175,000	Ø	

SEC MAIL PROCESSING SECTION RECEIVED JUN 17 2002 WASH, D.C. 165

BOX 6. REMARKS

12g No.: 82-4669

ATTACHMENT ☐ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): W. Barry Girling

SIGNATURE: B. Girling

DATE OF THE REPORT: DAY 25 MONTH 07 YEAR 01

FIN 2036 Rev. 98/3/9

VERSION FRANCAISE DISPONIBLE SUR DEMANDE

INSIDER REPORT

(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority of and used for the purpose of administering the provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal *Privacy Act* protects personal information provided, it also permits public disclosure pursuant to section 268 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number IC/PPU-049. If you have any questions about how the freedom of information legislation applies to the personal information collected on this form, contact the Supervisor, Insiders Department at (604-899-6548), or write the Supervisor, 200 - 865 Hornby Street, Vancouver BC V6Z 2H4. Toll free in British Columbia (1-800-373-6393).

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

V RX WorldWide Inc.
(formerly Cambridge Ventures Ltd)

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED (DAY/MONTH/YEAR): 25/07/01

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY/MONTH/YEAR): / /

CHANGE IN RELATIONSHIP FROM LAST REPORT ☐ YES ☐ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Girling
GIVEN NAMES: W. Barry
NO. / STREET / APT: 2082 East 6th Ave
CITY: Vancouver
PROV.: British Columbia POSTAL CODE: V5N 1P9
BUSINESS TELEPHONE NUMBER: 604 - 688 - 2321
BUSINESS FAX NUMBER: 604 - 684 - 0642
CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA
☒ BRITISH COLUMBIA
☐ FEDERAL
☐ BANK ACT
☐ CCAA
☐ ICA
☐ TLCA
☐ CBCA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☐ ONTARIO
☐ QUEBEC
☐ SASKATCHEWAN
☐ UNITED STATES
☐ NASDAQ
☐ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE (DAY/MONTH/YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common	544,000	31/07/01	10		50,000	.10		494,000	Ø	
	494,000	07/08/01	10	2,000		.08		496,000	Ø	
	496,000	07/08/01	10	2,000		.11		498,000	Ø	
Warrants	150,000					.50		150,000		
Warrants	237,500					.40		237,000		
Options	175,000					.40		175,000		

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 17 2002
WASH. D.C. 165

BOX 6. REMARKS

ATTACHMENT ☐ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): W. Barry Girling
SIGNATURE: [signature]
DATE OF THE REPORT (DAY/MONTH/YEAR): 08/08/01

FIN 2036 Rev. 98/3/9

VERSION FRANCAISE DISPONIBLE SUR DEMANDE

12g No.: 82-4669

INSIDER REPORT

(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority of and used for the purpose of administering the provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal *Privacy Act* protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number IC/PPU-049. If you have any questions about how the freedom of information legislation applies to the personal information collected on this form, contact the Supervisor, Insiders Department at (604-899-6548), or write the Supervisor, 200 - 865 Hornby Street, Vancouver BC V6Z 2H4. Toll free in British Columbia (1-800-373-6393).

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

VRX World Wide Inc.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER — DAY 08 MONTH 08 YEAR 01

DAY / MONTH / YEAR: / /

CHANGE IN RELATIONSHIP FROM LAST REPORT ☐ YES ☐ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Girling

GIVEN NAMES: W. Barry

NO.: 2082 STREET: East 6th Ave APT:

CITY: Vancouver

PROV.: British Columbia POSTAL CODE: V5N 1P9

BUSINESS TELEPHONE NUMBER: 604-688-2321

BUSINESS FAX NUMBER: 604-684-0642

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- ☒ ALBERTA
- ☒ BRITISH COLUMBIA
- ☐ FEDERAL
  - ☐ BANK ACT
  - ☐ CCAA
  - ☐ ICA
  - ☐ TLCA
  - ☐ CBCA
- ☐ MANITOBA
- ☐ NEWFOUNDLAND
- ☐ NOVA SCOTIA
- ☐ ONTARIO
- ☐ QUEBEC
- ☐ SASKATCHEWAN
- ☐ UNITED STATES
  - ☐ NASDAQ
  - ☐ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common	498,000	13 08 01	10	5000		.08		503,000	Ø	
	503,000	14 08 01	10	1,000		.08		504,000	Ø	
Warrants	150,000					.40		150,000		
	237,500					.40		237,500		
	175,000					.40		175,000		

SEC MAIL PROCESSING SECTION RECEIVED JUN 17 2002 WASH. D.C. 165

ATTACHMENT ☐ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

12g No.: 82-4669

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): W. Barry Girling

SIGNATURE: [signature]

DATE OF THE REPORT: DAY 24 MONTH 08 YEAR 01

INSIDER REPORT

(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority of and used for the purpose of administering the provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal *Privacy Act* protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number IC/PPU-049. If you have any questions about how the freedom of information legislation applies to the personal information collected on this form, contact the Supervisor, Insiders Department at (604-899-6548), or write the Supervisor, 200 - 865 Hornby Street, Vancouver BC V6Z 2H4. Toll free in British Columbia (1-800-373-6393).

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

VRX World Wide Inc.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 24 08 01

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR): / /

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Girling

GIVEN NAMES: W. Barry

NO. 2082 STREET East 6th Ave APT

CITY: Vancouver

PROV.: British Columbia POSTAL CODE: V5N 1P9

BUSINESS TELEPHONE NUMBER: 604 - 688 - 2321

BUSINESS FAX NUMBER: 604 - 684 - 0642

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- ☒ ALBERTA
- ☒ BRITISH COLUMBIA
- ☐ FEDERAL
  - ☐ BANK ACT
  - ☐ CCAA
  - ☐ ICA
  - ☐ TLCA
  - ☐ CBCA
- ☐ MANITOBA
- ☐ NEWFOUNDLAND
- ☐ NOVA SCOTIA
- ☐ ONTARIO
- ☐ QUEBEC
- ☐ SASKATCHEWAN
- ☐ UNITED STATES
  - ☐ NASDAQ
  - ☐ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common	504,000	30	08	01	10	10,000		.06		514,000	Ø	
	514,000	09	09	01	10	5,000		.06		519,000	Ø	
	519,000	09	09	01	10	15,000		.05		534,000	Ø	
	534,000	09	09	01	10	2,000		.04		536,000	Ø	
	536,000	09	10	01	10	13,000		.04		549,000	Ø	
	549,000	09	18	01	10		30,000	.04		519,000	Ø	
	519,000	09	18	01	11	150,000		.10		669,000	Ø	

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 17 2002
WASH. D.C. 165

BOX 6. REMARKS

12g No.: 82-4669

ATTACHMENT ☐ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): W. Barry Girling

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 25 09 01

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

INSIDER REPORT

(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority of and used for the purpose of administering the provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal *Privacy Act* protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number IC/PPU-049. If you have any questions about how the freedom of information legislation applies to the personal information collected on this form, contact the Supervisor, Insiders Department at (604-899-6548), or write the Supervisor, 200 - 865 Hornby Street, Vancouver BC V6Z 2H4. Toll free in British Columbia (1-800-373-6393).

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

VRX World Wide Inc.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR):

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR): / /

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Girling

GIVEN NAMES: W. Barry

NO. 2082 STREET East 6th Ave APT

CITY: Vancouver

PROV.: British Columbia POSTAL CODE: V5N 1P9

BUSINESS TELEPHONE NUMBER: 604-688-2321

BUSINESS FAX NUMBER: 604-684-0642

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- ☒ ALBERTA
- ☒ BRITISH COLUMBIA
- ☐ FEDERAL
  - ☐ BANK ACT
  - ☐ CCAA
  - ☐ ICA
  - ☐ TLCA
  - ☐ CBCA
- ☐ MANITOBA
- ☐ NEWFOUNDLAND
- ☐ NOVA SCOTIA
- ☐ ONTARIO
- ☐ QUEBEC
- ☐ SASKATCHEWAN
- ☐ UNITED STATES
  - ☐ NASDAQ
  - ☐ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS DATE (DAY/MONTH/YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Warrants @ $0.15		18/09/01	11	75,000		.15		75,000	Ø	
@ $0.50	150,000					.50		150,000	Ø	
@ $0.40	237,500					.40		237,500	Ø	
Options	175,000					.40		175,000	Ø	

ATTACHMENT ☐ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

12g No.: 82-4669

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): W. Barry Girling

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 25/09/01

Page 1 of 2

INSIDER REPORT

(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority of and used for the purpose of administering the provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal *Privacy Act* protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number IC/PPU-049. If you have any questions about how the freedom of information legislation applies to the personal information collected on this form, contact the Supervisor, Insiders Department at (604-899-6548), or write the Supervisor, 200 - 865 Hornby Street, Vancouver BC V6Z 2H4. Toll free in British Columbia (1-800-373-6393).

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

VRX World Wide Inc.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 25 09 01

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR): / /

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Girling

GIVEN NAMES: W. Barry

NO. 2082 STREET East 6th Ave APT

CITY: Vancouver

PROV.: British Columbia POSTAL CODE: V5N 1P9

BUSINESS TELEPHONE NUMBER: 604 - 688 - 2321

BUSINESS FAX NUMBER: 604 - 684 - 0642

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- [X] ALBERTA
- [X] BRITISH COLUMBIA
- [ ] FEDERAL
  - [ ] BANK ACT
  - [ ] CCAA
  - [ ] ICA
  - [ ] TLCA
  - [ ] CBCA
- [ ] MANITOBA
- [ ] NEWFOUNDLAND
- [ ] NOVA SCOTIA
- [ ] ONTARIO
- [ ] QUEBEC
- [ ] SASKATCHEWAN
- [ ] UNITED STATES
  - [ ] NASDAQ
  - [ ] SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common	669,000	21	12	01	10	25,000		.04	[illegible]	694,000	Ø	
	694,000	28	12	01	10		25,000	.08	[illegible]	669,000	Ø	
Warrants	75,000							.15		75,000	Ø	
NOTE 1	15,000							.15		15,000	Ø	
NOTE 1	135,000							.30		135,000	Ø	
NOTE 2	23,750							.15		23,750	Ø	
NOTE 2	213,750							.30		213,750	Ø	

RECEIVED
JUN 17 2002
SEC MAIL PROCESSING SECTION
WASH. D.C.
165

BOX 6. REMARKS

NOTE 1 Warrants re-priced with approval of CDNX. 10% to $0.15 90% to $0.30 previously disclosed as 150,000 with exercise price of $0.50

NOTE 2 Warrants re-priced with approval of CDNX 10% to $0.15 90% to $0.30 previously disclosed as 237,500 with exercise price of $0.40

ATTACHMENT ☐ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

FIN 2036 Rev. 98 / 3 / 9

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): W. Barry Girling

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 03 01 02

12g No: 82-4669

Page 2 of 2

INSIDER REPORT

(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority of and used for the purpose of administering the provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal *Privacy Act* protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number IC/PPU-049. If you have any questions about how the freedom of information legislation applies to the personal information collected on this form, contact the Supervisor, Insiders Department at (604-899-6548), or write the Supervisor, 200 - 865 Hornby Street, Vancouver BC V6Z 2H4. Toll free in British Columbia (1-800-373-6393).

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

VRX World Wide Inc.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 25 09 01

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR): / /

CHANGE IN RELATIONSHIP FROM LAST REPORT ☐ YES ☐ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Girling

GIVEN NAMES: W. Barry

NO. / STREET / APT: 2082 East 6th Ave

CITY: Vancouver

PROV.: British Columbia POSTAL CODE: V5N 1P9

BUSINESS TELEPHONE NUMBER: 604 - 688 - 2321

BUSINESS FAX NUMBER: 604 - 684 - 0642

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- ☒ ALBERTA
- ☒ BRITISH COLUMBIA
- ☐ FEDERAL
  - ☐ BANK ACT
  - ☐ CCAA
  - ☐ ICA
  - ☐ TLCA
  - ☐ CBCA
- ☐ MANITOBA
- ☐ NEWFOUNDLAND
- ☐ NOVA SCOTIA
- ☐ ONTARIO
- ☐ QUEBEC
- ☐ SASKATCHEWAN
- ☐ UNITED STATES
  - ☐ NASDAQ
  - ☐ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Options	175,000							.40		175,000	D	

SEC MAIL PROCESSING RECEIVED JUN 17 2002 WASH. D.C. 165 SECTION

BOX 6. REMARKS

ATTACHMENT ☐ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): W. Barry Girling

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 03 01 02

FIN.2036 Rev. 98/3/9

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

12g No.: 82-4669

FORM 55-102F6
INSIDER REPORT
(See instructions on the back of this report)

Notice – Collection and Use of Personal Information The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

VRx WorldWide Inc

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED (DAY/MONTH/YEAR): SEDI 8/10/02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER:

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Girling

GIVEN NAMES: W. Barry

NO. / STREET / APT: 2082 East 6th Ave

CITY: Vancouver

PROV.: British Columbia POSTAL CODE: V5N 1P9

BUSINESS TELEPHONE NUMBER: 604-688-2321

BUSINESS FAX NUMBER: 604-684-0642

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- ☒ ALBERTA
- ☒ BRITISH COLUMBIA
- ☐ MANITOBA
- ☐ NEWFOUNDLAND
- ☐ NOVA SCOTIA
- ☐ ONTARIO
- ☐ QUÉBEC
- ☐ SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE (DAY/MONTH/YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common (1)	719,000							719,000	1	
Warrants (2)	150,000							150,000	1	
Warrants (3)	237,500	08/01/02	54	23,333				214,167	1	
Warrants (4)	75,000	08/01/02	54	26,667				48,333	1	

ATTACHMENT ☐ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001/6/20 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

(1) 25K acquired @ $0.08 reported SEDI Jan 31/01 (4) all at $0.15 year 1.
(2) 15,000 exercisable @ $0.15; 135,000 @ $0.30
(3) 23,750 exercisable @ $0.15; 213,750 @ 0.30

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): W. Barry Girling

SIGNATURE: B. Girling

DATE OF THE REPORT (DAY/MONTH/YEAR): 22/02/02

SEC MAIL PROCESSING SECTION RECEIVED JUN 17 2002 WASH. D.C. 165

12g No.: 82-4669

FORM 55-102F6
INSIDER REPORT

(See Instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

VRX WorldWide Inc.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 13 03 02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR): ____

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Girling

GIVEN NAMES: W. Barry

NO. STREET APT: 2082 East 6th Ave

CITY: Vancouver

PROV.: BC POSTAL CODE: V5N 1P9

BUSINESS TELEPHONE NUMBER: 604-688-2321

BUSINESS FAX NUMBER: 604-684-0642

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☐ ALBERTA ☐ ONTARIO
☐ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) Designation of class of securities	(B) Balance of class of securities on last report	(C) Transactions: Date (Day/Month/Year)	Nature	Number/value acquired	Number/value disposed of	Unit price/exercise price	$ US	(D) Present balance of class of securities held	(E) Direct/indirect ownership, control or direction	(F) Identify the registered holder where ownership is indirect or where control or direction is exercised
Common	719,000	04/03/02	10	25,000		.00		744,000	I	
Warrants (1)	150,000							150,000	I	
Warrants (2)	214,167							214,167	I	
Warrants (3)	48,333							48,333	I	
Options	175,000							175,000	I	

ATTACHMENT ☐ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001/6/26 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

(1) 15,000 exercisable at $0.15 balance (135,000) @ $0.30.
(2) 23,750 exercisable @ $0.15 balance (190,417) @ $0.30.
(3) All @ $0.15 year 1

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): W. Barry Girling

SIGNATURE: B. Girling

DATE OF THE REPORT (DAY MONTH YEAR): 13 03 02

SEC MAIL PROCESSING SECTION RECEIVED JUN 17 2002 WASH. D.C. 165

12g No.: 82-4669

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

VRX WorldWide Inc.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 22 02 02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Girling

GIVEN NAMES: W. Barry

NO. STREET APT: 2082 East 6th Ave

CITY: Vancouver

PROV.: BC POSTAL CODE: V5M 1P9

BUSINESS TELEPHONE NUMBER: 604-688-2321

BUSINESS FAX NUMBER: 604-684-0642

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☐ ALBERTA ☐ ONTARIO
☐ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common	719,000									719,000	1	
Warrants (1)	150,000									150,000	1	
Warrants (2)	237,500	08	01	02	54		23,333	.30		214,167	1	
Warrants (3)	75,000	08	01	02	54		26,667	.15		48,333	1	
Options	175,000									175,000	1	

ATTACHMENT ☐ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 6 / 26 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

(1) 15,000 exercisable at $0.15 balance @ $0.30
(2) 23,750 exercisable at $0.15 balance @ $0.30
(3) All at $0.15 year 1

AMENDED REPORT from 02-22-02.

SEC MAIL RECEIVED PROCESSING JUN 17 2002 SECTION 165 H.D.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): W. Barry Girling SIGNATURE: [signature] DATE OF THE REPORT (DAY MONTH YEAR): 13 03 02

12g No.: 82-4669

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

VRX WORLDWIDE INC.
SUITE 900 - 580 HORNBY STREET
VANCOUVER, B.C. V6C 3B6

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DD 13 MM 03 YY 02

DD MM YY (blank)

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: GIRLING
GIVEN NAMES: BARRY
NO.: 2082 STREET: EAST 6TH AVENUE APT:
CITY: VANCOUVER
PROV: B.C. POSTAL CODE: V5N 1P9
BUSINESS TELEPHONE NUMBER: 604 - 688 - 2321 EXT
BUSINESS FAX NUMBER: 604 - 684 - 0642
CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☐ ONTARIO
☒ BRITISH COLUMBIA ☐ QUIBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A D E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A	B	C TRANSACTIONS								D	E	F
DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE DD	MM	YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT / INDIRECT OWNDERSHIP / CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	669,000	08	01	02	70	23,333		$0.30	☐	692,333	D	
	692,333	08	01	02	70	26,667		$0.15	☐	719,000	D	
	719,000	16	01	02	10		25,000	$0.09	☐	694,000	D	
	694,000	28	01	02	10	25,000		$0.08	☐	719,000	D	
COMMON	719,000	04	03	02	10	25,000		$0.08	☐	744,000	D	
WARRANTS (1)	150,000								☐	150,000	D	
WARRANTS (2)	237,500	08	01	02			23,333	$0.30	☐	214,167	D	
WARRANTS (3)	75,000	08	01	02			26,667	$0.15	☐	48,333	D	
									☐			

SEC MAIL PROCESSING
RECEIVED
JUN 1 7 2002
WASH. D.C. 165 SECTION

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

AMENDED REPORT (1) 15,000 EXERCISABLE AT $0.15; 135,000 EXERCISABLE AT $0.30
(2) 23,750 EXERCISABLE AT $0.15; 213,750 EXERCISABLE AT $0.30
(3) ALL EXRECISABLE AT $0.15

12g No.: 82-4669

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): W. BARRY GIRLING
SIGNATURE: [signature]
DATE OF THIS REPORT: DD 02 MM 04 YY 02

BCSC 55-102F6 Rev. 2002 / 2 / 8 VERSION FRANFAISE DISPONIBLE SUR DEMANDE

FORM 55-102F6
INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

VRX WORLDWIDE INC.
SUITE 900 - 580 HORNBY STREET
VANCOUVER, B.C. V6C 3B6

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DD 13 MM 03 YY 02

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: GIRLING
GIVEN NAMES: BARRY
NO.: 2082 STREET: EAST 6TH AVENUE APT:
CITY: VANCOUVER
PROV: B.C. POSTAL CODE: V5N 1P9
BUSINESS TELEPHONE NUMBER: 604 - 688 - 2321 EXT
BUSINESS FAX NUMBER: 604 - 684 - 0642
CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☐ ONTARIO
☒ BRITISH COLUMBIA ☐ QUIBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A D E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A	B	C TRANSACTIONS								D	E	F
DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE DD	MM	YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT / INDIRECT OWNDERSHIP / CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
OPTIONS	175,000							$0.40	☐	175,000	D	
OPTIONS		19	03	02		225,000		$0.10	☐	225,000	D	

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2002 / 2 / 8 VERSION FRANΓAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

AMENDED REPORT WITH NEW OPTIONS

12g No.: 82-4669

SEC MAIL PROCESSING RECEIVED JUN 17 2002 WASH. D.C. 165 SECTION

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): W. BARRY GIRLING
SIGNATURE: [signature]
DATE OF THIS REPORT: DD 02 MM 04 YY 02

BC FORM 55-901F (Previously Form 36)

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Albert, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. All information contained in this form will be made available to the public. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

VRX WORLDWIDE INC. (FORMERLY CAMBRIDGE VENTURES LTD.)

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 | 5

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DAY 17 MONTH 07 YEAR 01

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: MACLAREN

GIVEN NAMES: DAVID S.

NO. STREET APT: 1312 LABURNUM STREET

CITY: VANCOUVER

PROV: BRITISH COLUMBIA POSTAL CODE: V6J 3K7

BUSINESS TELEPHONE NUMBER: 604 605 – 0052

BUSINESS FAX NUMBER: 604 605 – 0051

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA
☒ BRITISH COLUMBIA
☐ FEDERAL
☐ BANK ACT
☐ CCAA
☐ ICA
☐ TLCA
☐ CBCA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☐ ONTARIO
☐ QUEBEC
☐ SASKATCHEWAN
☐ UNITED STATES
☐ NASDAQ
☐ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A), (D), (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5).

(A) DESIGNATION OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON SHARES	9,346,300	12	07	01	20		200,000	0 00	☐	9,146,300	0	
WARRANTS	30,500							0 40	☐	30,500	0	
OPTIONS	200,000							0 40	☐	200,000	0	
OPTIONS	90,000							0 20	☐	90,000	0	
									☐			

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE.

FIN 55-901F Rev. 2001/4/19 VERSION FRANÇAISE DISPONIBLE SUR DEMAND

BOX 6. REMARKS

12g No.: 82-4669

SEC MAIL RECEIVED JUN 17 2002 WASH. D.C. 165 SECTION

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): DAVID S. MACLAREN SIGNATURE: [signature] DATE OF THE REPORT: 17 07 01

A/T07380000/6081.1

BC FORM 55-901F (Previously Form 36)

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. All information contained in this form will be made available to the public. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

VRX WORLDWIDE INC. (FORMERLY CAMBRIDGE VENTURES LTD.)

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 | 5 | |

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DAY 17 MONTH 07 YEAR 01

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: MACLAREN

GIVEN NAMES: DAVID S.

NO. STREET APT: 1312 LABURNUM STREET

CITY: VANCOUVER

PROV: BRITISH COLUMBIA POSTAL CODE: V6J 3K7

BUSINESS TELEPHONE NUMBER: 604 605 — 0052

BUSINESS FAX NUMBER: 604 605 — 0051

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☐ NEWFOUNDLAND
☒ BRITISH COLUMBIA ☐ NOVA SCOTIA
☐ FEDERAL ☐ ONTARIO
☐ BANK ACT ☐ QUEBEC
☐ CCAA ☐ SASKATCHEWAN
☐ ICA ☐ UNITED STATES
☐ TLCA ☐ NASDAQ
☐ CBCA ☐ SEC
☐ MANITOBA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A), (D), (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 6).

(A) DESIGNATION OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON SHARES	9,146,300	20	07	01	20		180,900	0 00	☐		0	
COMMON SHARES		20	07	01	20		75,000	**	☐	8,890,400	0	
WARRANTS	30,500							0 40	☐	30,500	0	
OPTIONS	290,000							*	☐	290,000	0	
									☐		0	

BOX 6. REMARKS

* 200,000 option with an exercise price of $0.40 and 90,000 options with an exercise price of $0.20.00Z
** 75,000 COMMON SHARES WERE SOLD AT A PRICE OF $0.00002 PER SHARE PURSUANT TO A PRIVATE OPTION AGREEMENT.

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

FIN 55-901F Rev. 2001/4/19 VERSION FRANÇAISE DISPONIBLE SUR DEMAND

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): DAVID S. MACLAREN SIGNATURE: DATE OF THE REPORT: 24 07 01

SEC MAIL PROCESSING RECEIVED JUN 17 2002 CASH 103 SECTION

A/007360000/6081.2

12g No.: 82-4669

ENTERED

BC FORM 55-901F (Previously Form 36)

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. All information contained in this form will be made available to the public. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

VRX WORLDWIDE INC. (FORMERLY CAMBRIDGE VENTURES LTD.)

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 | 5 | |

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

DATE OF LAST REPORT FILED: DAY 04 MONTH 10 YEAR 01

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DAY ___ MONTH ___ YEAR ___

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: MACLAREN

GIVEN NAMES: DAVID S.

NO. STREET APT: 1312 LABURNUM STREET

CITY: VANCOUVER

PROV: BRITISH COLUMBIA POSTAL CODE: V6J 3K7

BUSINESS TELEPHONE NUMBER: 604 605-0052

BUSINESS FAX NUMBER: 604 605-0051

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☐ NEWFOUNDLAND
☒ BRITISH COLUMBIA ☐ NOVA SCOTIA
☐ FEDERAL ☐ ONTARIO
☐ BANK ACT ☐ QUEBEC
☐ CCAA ☐ SASKATCHEWAN
☐ ICA ☐ UNITED STATES
☐ TLCA ☐ NASDAQ
☐ CBCA ☐ SEC
☐ MANITOBA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A), (D), (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5).

(A) DESIGNATION OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON SHARES	8,427,900	14	11	01	20		250,000	0.00	☐	8,177,900	0	
COMMON SHARES	8,587,900	14	11	01	20		160,000	0.01	☐	8,427,900	0	
OPTIONS	290,000							**	☐	290,000	0	
WARRANTS	30,500							0.40	☐	30,500	0	
									☐			

SEC MAIL PROCESSING
RECEIVED
JUN 17 2002
WASH. D.C. 165 SECTION

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE.

FIN 55-901F Rev. 2001/4/19 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

** 200,000 OPTIONS WITH AN EXERCISE PRICE OF $0.40 AND 90,000 OPTIONS WITH AN EXERCISE PRICE OF $0.20

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): DAVID S. MACLAREN

SIGNATURE: [signature]

DATE OF THE REPORT: 14 11 01

JJC0735539086 1.4

12g No.: 82-4669

BC FORM 55-901F (Previously Form 36)

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. All information contained in this form will be made available to the public. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

VRX WORLDWIDE INC. (FORMERLY CAMBRIDGE VENTURES LTD.)

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 | 5 | |

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

DATE OF LAST REPORT FILED: DAY 04 MONTH 10 YEAR 01

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DAY __ MONTH __ YEAR __

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: MACLAREN

GIVEN NAMES: DAVID S.

NO. / STREET / APT: 1312 LABURNUM STREET

CITY: VANCOUVER

PROV: BRITISH COLUMBIA — POSTAL CODE: V6J 3K7

BUSINESS TELEPHONE NUMBER: 604 605-0052

BUSINESS FAX NUMBER: 604 605-0051

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA
☒ BRITISH COLUMBIA
☐ FEDERAL
☐ BANK ACT
☐ CCAA
☐ ICA
☐ TLCA
☐ CBCA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☐ ONTARIO
☐ QUEBEC
☐ SASKATCHEWAN
☐ UNITED STATES
☐ NASD
☐ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A), (D), (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5).

(A) DESIGNATION OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON SHARES	8,427,900	14	11	01	20		250,000	0.00	☐	8,177,900	0	
COMMON SHARES	8,587,900	14	11	01	20		160,000	0.01	☐	8,427,900	0	
OPTIONS	290,000							**	☐	290,000	0	
WARRANTS	30,500							0.40	☐	30,500	0	
									☐			

BOX 6. REMARKS

** 200,000 OPTIONS WITH AN EXERCISE PRICE OF $0.40 AND 90,000 OPTIONS WITH AN EXERCISE PRICE OF $0.20

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): DAVID S. MACLAREN

SIGNATURE: [signature]

DATE OF THE REPORT: 14 11 01

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE.

FIN 55-901F Rev. 2000/01/0 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

AD0736000060391.4

12g No.: 82-4669

BC FORM 55-901F (Previously Form 36)

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Albert, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. All information contained in this form will be made available to the public. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

VRX WORLDWIDE INC. (FORMERLY CAMBRIDGE VENTURES LTD.)

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 | 5

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

DATE OF LAST REPORT FILED OR FINAL REPORT: DAY 04 MONTH 10 YEAR 01

DATE ON WHICH YOU BECAME AN INSIDER: DAY ___ MONTH ___ YEAR ___

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: MACLAREN

GIVEN NAMES: DAVID S.

NO / STREET / APT: 1312 LABURNUM STREET

CITY: VANCOUVER

PROV: BRITISH COLUMBIA POSTAL CODE: V6J 3K7

BUSINESS TELEPHONE NUMBER: 604 605 — 0052

BUSINESS FAX NUMBER: 604 605 — 0051

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA
☒ BRITISH COLUMBIA
☐ FEDERAL
☐ BANK ACT
☐ CCAA
☐ ICA
☐ TLCA
☐ CBCA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☐ ONTARIO
☐ QUEBEC
☐ SASKATCHEWAN
☐ UNITED STATES
☐ NASDAQ
☐ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A), (D), (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5).

(A) DESIGNATION OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE DAY	DATE MONTH	DATE YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON SHARES	8,327,900	16	01	02	20	N/A	4,500	0.00	☐	8,323,400	0	
OPTIONS	290,000							**	☐	290,000	0	
WARRANTS	30,500							0.40	☐	30,500	0	
									☐			
									☐			

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE.

FN 55-901F Rev. 2000/1/19 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

** 200,000 OPTIONS WITH AN EXERCISE PRICE OF $0.40 AND 90,000 OPTIONS WITH AN EXERCISE PRICE OF $0.20

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): DAVID S. MACLAREN

SIGNATURE: [signature]

DATE OF THE REPORT: 16 01 02

SEC MAIL RECEIVED PROCESSING SECTION JUN 17 2002 WASH. D.C. 165

AN07350000/6081.4

12g No.: 82-4669

TO: Diedre Robson (604) 899 - 6506

From: David MacLaren

*SEDI Filing

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

LVRX Worldwide Inc.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY/MONTH/YEAR): 16/01/02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY/MONTH/YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [✓] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: MacLaren

GIVEN NAMES: David

NO. STREET APT: 1312 Laburnum St.

CITY: Vancouver

PROV: BC POSTAL CODE: V6J 3W3

BUSINESS TELEPHONE NUMBER: 604 - 605 - 0052

BUSINESS FAX NUMBER: 604 - 605 - 9051

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [✓] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[✓] ALBERTA [ ] ONTARIO
[✓] BRITISH COLUMBIA [ ] QUEBEC
[ ] MANITOBA [ ] SASKATCHEWAN
[ ] NEWFOUNDLAND
[ ] NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE (DAY/MONTH/YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common Shares	8,173,400	24/01/02	11	N/A	50,000	0.80		8,123,400	D	
Options	290,000					**		290,000		
Warrants	30,500							30,500		

ATTACHMENT: [ ] YES [✓] NO

This form is used as a uniform report for the insider reporting requirements under several securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE: [✓] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

*** 200,000 options w/an excercise price of $0.40, 90,000 options w/ an excercise price of $0.20.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): David S. MacLaren

SIGNATURE: [signature]

DATE OF THE REPORT (DAY/MONTH/YEAR): 24/01/02

SEC MAIL PROCESSING SECTION RECEIVED JUN 17 2002 WASH. D.C. 165

12g No: 82-4669

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

VRX WORLDWIDE INC.
SUITE 900 - 380 HORNBY STREET
VANCOUVER, B.C. V6C 3O6

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 | 5

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DD 24 MM 01 YY 02

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: MACLAREN
GIVEN NAMES: DAVID S.
NO. 1312 STREET LABURNUM STREET APT
CITY: VANCOUVER
PROV: B.C. POSTAL CODE: V6K 3W3
BUSINESS TELEPHONE NUMBER: 604 - 605 - 0052 EXT
BUSINESS FAX NUMBER: 604 - 605 - 51

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☐ ONTARIO
☒ BRITISH COLUMBIA ☐ QUEBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A D E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A DESIGNATION OF CLASS OF SECURITIES	B BALANCE OF CLASS OF SECURITIES ON LAST REPORT	C TRANSACTIONS DATE DD	MM	YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	D PRESENT BALANCE OF CLASS OF SECURITIES HELD	E DIRECT / INDIRECT OWNERSHIP / CONTROL OR DIRECTION	F IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON SHARES	~~8,223,400~~ 8,123,400							0.00	☐	~~8,223,400~~ 8,123,400	0	
OPTIONS	290,000	24	12	01	~~90~~ 50	270,000	n/a	**	☐	560,000	0	
WARRANTS	30,500							0.00	☐	30,500	0	

SEC MAIL RECEIVED PROCESSING JUN 17 2002 WASH D.C. SECTION

12g No.: 82-4669 165

BOX 6. REMARKS

** 200,000 options with an exercise price of $0.40, 90,000 options with an exercise price of $0.20, and 270,000 options with an exercise price of $0.10

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): DAVID S. MACLAREN
SIGNATURE: [signature]
DATE OF THIS REPORT: DD 25 MM 03 YY 02

KEEP A COPY FOR YOUR FILE

INSIDER REPORT FORM 36

(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority of and used for the purpose of administering the provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal *Privacy Act* protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number IC/PPU-049. If you have any questions about how the freedom of information legislation applies to the personal information collected on this form, contact the Supervisor, Insiders Department at (604-899-6548), or write the Supervisor, 200 - 865 Hornby Street, Vancouver BC V6Z 2H4. Toll free in British Columbia (1-800-373-6393).

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

VRX WORLDWIDE INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 29 06 01

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT ☐ YES ☐ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: MCMORRAN

GIVEN NAMES: ROBERT G.

NO. 105 STREET TIMBERCREST PLACE APT

CITY: PORT MOODY

PROV. B.C. POSTAL CODE V3H 4V5

BUSINESS TELEPHONE NUMBER: - -

BUSINESS FAX NUMBER: - -

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- ☒ ALBERTA
- ☒ BRITISH COLUMBIA
- ☐ FEDERAL
  - ☐ BANK ACT
  - ☐ CCAA
  - ☐ ICA
  - ☐ TLCA
  - ☐ CBCA
- ☐ MANITOBA
- ☐ NEWFOUNDLAND
- ☐ NOVA SCOTIA
- ☐ ONTARIO
- ☐ QUEBEC
- ☐ SASKATCHEWAN
- ☐ UNITED STATES
  - ☐ NASDAQ
  - ☐ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON SHARES	793,668	27 07 01	10		300,000	0.10		493,668	D	
COMMON SHARES (RRSP)	306,000							306,000	I	RRSP
WARRANTS	427,500							427,500	D	
OPTIONS	210,000							210,000	D	
WARRANTS (RRSP)	268,500							268,500	I	RRSP

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

FAXED Aug 8/01

12g No.: 82-4665

SEC MAIL RECEIVED PROCESSING SECTION JUN 17 2002 WASH. D.C. 106

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): ROBERT G. MCMORRAN

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 07 08 01

INSIDER REPORT FORM 36

(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority of and used for the purpose of administering the provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal *Privacy Act* protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number IC/PPU-049. If you have any questions about how the freedom of information legislation applies to the personal information collected on this form, contact the Supervisor, Insiders Department at (604-899-6548), or write the Supervisor, 200 - 865 Hornby Street, Vancouver BC V6Z 2H4. Toll free in British Columbia (1-800-373-6393).

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

VRX WORLDWIDE INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 07 08 01

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: MCMORRAN

GIVEN NAMES: ROBERT G.

NO. 105 STREET TIMBERCREST PLACE APT

CITY: PORT MOODY

PROV.: B.C. POSTAL CODE: V3H 4V5

BUSINESS TELEPHONE NUMBER: 604 - 806 - 0626

BUSINESS FAX NUMBER: 604 - 684 - 0642

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA
☒ BRITISH COLUMBIA
☐ FEDERAL
☐ BANK ACT
☐ CCAA
☐ ICA
☐ TLCA
☐ CBCA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☐ ONTARIO
☐ QUEBEC
☐ SASKATCHEWAN
☐ UNITED STATES
☐ NASDAQ
☐ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON SHARES	493,668	18 09 01	11	~~[illegible]~~ 420,000 RM		0.10		~~918,668~~	D	
COMMON SHARES (RRSP)	306,000							306,000	I	RRSP
COMMON SHARES	Ø	18 09 01	11	50,000		0.10		50,000	I	MALASPINA CONSULTANTS INC.
WARRANTS	427,500	18 09 01	11	210,000		0.15	RM	637,500	D	
WARRANTS (RRSP)	268,500	~~18 09 01~~	~~11~~	~~25,000~~		~~0.15~~	268,500	~~293,500~~	I	RRSP
WARRANTS	Ø	18 09 01	11	25,000		0.15		25,000	I	MALASPINA CONSULTANTS INC.
OPTIONS	210,000							210,000	D	

BOX 6. REMARKS

12g No.: 82-4669

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): ROBERT G. MCMORRAN

SIGNATURE:

DATE OF THE REPORT (DAY MONTH YEAR): 26 09 01

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

FIN 2036 Rev. 1999/7/13 DK-1579 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

SEC MAIL PROCESSING SECTION RECEIVED JUN 17 2002 WASH. D.C. 165

FAXED Sept. 25/01

INSIDER REPORT FORM 36
(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority of and used for the purpose of administering the provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal *Privacy Act* protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number IC/PPU-049. If you have any questions about how the freedom of information legislation applies to the personal information collected on this form, contact the Supervisor, Insiders Department at (604-899-6548), or write the Supervisor, 200 - 865 Hornby Street, Vancouver BC V6Z 2H4. Toll free in British Columbia (1-800-373-6393).

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

VRX WORLD WIDE INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 26 09 01

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: MC MORRAN

GIVEN NAMES: ROBERT G.

NO.: 105 STREET: TIMBERCREST PLACE APT:

CITY: PORT MOODY

PROV.: B.C. POSTAL CODE: V3H 4V5

BUSINESS TELEPHONE NUMBER: 604 - 806 - 0626

BUSINESS FAX NUMBER: 604 - 687 - 0642

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA
☒ BRITISH COLUMBIA
☐ FEDERAL
☐ BANK ACT
☐ CCAA
☐ ICA
☐ TLCA
☐ CBCA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☐ ONTARIO
☐ QUEBEC
☐ SASKATCHEWAN
☐ UNITED STATES
☐ NASDAQ
☐ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON SHARES	913,668	28	09	01	70	32,500		0.40		946,168	0	
COMMON SHARES (RRSP)	306,000									306,000	I	RRSP
COMMON SHARES	50,000									50,000	I	MARASPIM CONSULTANTS
WARRANTS	637,500	28	09	01	70		32,500	0.40		605,000	0	
WARRANTS (RRSP)	268,500									268,500	I	RRSP
WARRANTS	25,000									25,000	I	MARASPIM CONSULTANTS
OPTIONS	210,000									210,000	0	

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

SEC MAIL PROCESSING SECTION RECEIVED JUN 17 2002 WASH. D.C. 103

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): ROBERT G. MC MORRAN

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 09 10 01

FAXED Oct 9/01

12g No.: 82-4669

INSIDER REPORT FORM 36

(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority of and used for the purpose of administering the provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal *Privacy Act* protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number IC/PPU-049. If you have any questions about how the freedom of information legislation applies to the personal information collected on this form, contact the Supervisor, Insiders Department at (604-899-6548), or write the Supervisor, 200 - 865 Hornby Street, Vancouver BC V6Z 2H4. Toll free in British Columbia (1-800-373-6393).

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

VRX WORLDWIDE INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 09 10 01

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: MCMORRAN

GIVEN NAMES: ROBERT G.

NO.: 105 STREET: TIMBERCREST PLACE APT:

CITY: PORT MOODY

PROV.: B.C. POSTAL CODE: V3H 4V5

BUSINESS TELEPHONE NUMBER: 604 - 806 - 0626

BUSINESS FAX NUMBER: 604 - 684 - 0642

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA
☒ BRITISH COLUMBIA
☐ FEDERAL
☐ BANK ACT
☐ CCAA
☐ ICA
☐ TLCA
☐ CBCA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☐ ONTARIO
☐ QUEBEC
☐ SASKATCHEWAN
☐ UNITED STATES
☐ NASDAQ
☐ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON SHARES	946,168	03 12 01	20		20,000	0.10		926,168	D	
COMMON SHARES	50,000	05 12 01	20	25,000		0.01		75,000	I	MALASPINA CONSULTANTS
COMMON SHARES (RRSP)	306,000							306,000	I	RRSP
WARRANTS	605,000							605,000	D	
WARRANTS	25,000							25,000	I	MALASPINA CONSULTANTS
WARRANTS (RRSP)	268,500							268,500	I	RRSP
OPTIONS	210,000							210,000	D	

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

RECEIVED JUN 17 2002 MAIL PROCESSING SECTION WASH., D.C. 165

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): ROBERT G. MC MORRAN

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 13 12 01

12g No.: 82-4669

INSIDER REPORT FORM 36

(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority of and used for the purpose of administering the provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal *Privacy Act* protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number IC/PPU-049. If you have any questions about how the freedom of information legislation applies to the personal information collected on this form, contact the Supervisor, Insiders Department at (604-899-6548), or write the Supervisor, 200 - 865 Hornby Street, Vancouver BC V6Z 2H4. Toll free in British Columbia (1-800-373-6393).

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

VRX WORLDWIDE INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 13 12 01

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: MCMORRAN

GIVEN NAMES: ROBERT G.

NO.: 105 STREET: TIMBERCREST PLACE APT:

CITY: PORT MOODY

PROV.: B.C. POSTAL CODE: V3H 4V5

BUSINESS TELEPHONE NUMBER: 604 - 806 - 0626

BUSINESS FAX NUMBER: 604 - 684 - 0642

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA
☒ BRITISH COLUMBIA
☐ FEDERAL
☐ BANK ACT
☐ CCAA
☐ ICA
☐ TLCA
☐ CBCA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☐ ONTARIO
☐ QUEBEC
☐ SASKATCHEWAN
☐ UNITED STATES
☐ NASDAQ
☐ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON SHARES	926,168									926,168	0	
COMMON SHARES	75,000	07	02	02	10	15,000		0.07		90,000	1	MALASPINA CONSULTANTS INC.
	90,000	08	02	02	10	4,000		0.07		94,000	1	
COMMON SHARES (RRSP)	306,000									306,000	1	RRSP
WARRANTS	605,000									605,000	0	
WARRANTS	25,000									25,000	1	MALASPINA
WARRANTS (RRSP)	268,500									268,500	1	RRSP
OPTIONS	210,000									210,000	0	

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

SEC MAIL PROCESSING SECTION RECEIVED JUN 17 2002 WASH D.C. 165

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): ROBERT G. MC MORRAN

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 14 02 02

FIN 2036 Rev. 1999/7/13 DK-1579 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

12g No.: 82-4669

INSIDER REPORT FORM 36

(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority of and used for the purpose of administering the provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal *Privacy Act* protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number IC/PPU-049. If you have any questions about how the freedom of information legislation applies to the personal information collected on this form, contact the Supervisor, Insiders Department at (604-899-6548), or write the Supervisor, 200 - 865 Hornby Street, Vancouver BC V6Z 2H4. Toll free in British Columbia (1-800-373-6393).

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

VRX WORLDWIDE INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 14 02 02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: MCMORRAN

GIVEN NAMES: ROBERT G.

NO.: 105 STREET: TIMBERCREST PLACE APT:

CITY: PORT MOODY

PROV.: B.C. POSTAL CODE: V3H 4V5

BUSINESS TELEPHONE NUMBER: 604 - 806 - 0626

BUSINESS FAX NUMBER: 604 - 684 - 0642

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- ☒ ALBERTA
- ☒ BRITISH COLUMBIA
- ☐ FEDERAL
  - ☐ BANK ACT
  - ☐ CCAA
  - ☐ ICA
  - ☐ TLCA
  - ☐ CBCA
- ☐ MANITOBA
- ☐ NEWFOUNDLAND
- ☐ NOVA SCOTIA
- ☐ ONTARIO
- ☐ QUEBEC
- ☐ SASKATCHEWAN
- ☐ UNITED STATES
  - ☐ NASDAQ
  - ☐ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON SHARES	926,168									926,168	1	
COMMON SHARES	94,000	18	02	02	10	6,000		0.07		100,000	3	MALASPINA CONSULTANT
COMMON SHARES	306,000									306,000	3	RRSP
WARRANTS	605,000									605,000	1	
WARRANTS	25,000									25,000	3	MALASPINA CONSULTANT
WARRANTS	268,500									268,500	3	RRSP
OPTIONS	210,000									214,000	1	

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

FIN 2036 Rev. 1999/7/13 DK-1579 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

SEC MAIL PROCESSING SECTION RECEIVED JUN 17 2002 WASH. D.C. 165

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): ROBERT G. MC MORRAN

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 22 02 02

12g No.: 82-4669

FORM 55-102F6
INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required *information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above.* Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

VRX WORLDWIDE INC.
SUITE 900 - 580 HORNBY STREET
VANCOUVER, B.C. V6C 3B6

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 | 5

DATE OF LAST REPORT FILED: DD 22 MM 02 YY 02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DD MM YY

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: MCMORRAN
GIVEN NAMES: ROBERT G.
NO.: 105 STREET: TIMBERCREST PLACE APT:
CITY: PORT MOODY
PROV: B.C. POSTAL CODE: V3H 4V5
BUSINESS TELEPHONE NUMBER: 604 - 806 - 0626 EXT
BUSINESS FAX NUMBER: 604 - 684 - 0642
CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☐ ONTARIO
☒ BRITISH COLUMBIA ☐ QUIBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A D E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A	B	C TRANSACTIONS								D	E	F
DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE DD	MM	YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT / INDIRECT OWNDERSHIP / CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON SHARES	926,168	14	03	02	10	5,000		.07	☐	931,168	1	
COMMON SHARES	100,000								☐	100,000	3	MALASPINA CONSULTANTS INC.
COMMON SHARES	306,000								☐	306,000	3	RRSP
WARRANTS	605,000								☐	605,000	1	
WARRANTS	25,000								☐	25,000	3	MALASPINA CONSULTANTS INC.
WARRANTS	268,500								☐	268,500	3	RRSP
OPTIONS	210,000	19	03	02		190,000		0.10	☐	400,000	1	
									☐			
									☐			

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 17 2002
WASH. DC

12g No. 82-4669

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at *the time and in the light of the circumstances in which it is submitted*, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): ROBERT G. MCMORRAN
SIGNATURE: [signature]
DATE OF THIS REPORT: DD 22 MM 03 YY 02

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

VRX WORLDWIDE INC.
SUITE 900 - 580 HORNBY STREET
VANCOUVER, B.C. V6C 3B6

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 | 5

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DD 22 MM 03 YY 02

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: MCMORRAN
GIVEN NAMES: ROBERT G.
NO.: 105 STREET: TIMBERCREST PLACE APT:
CITY: PORT MOODY
PROV: B.C. POSTAL CODE: V3H 4V5
BUSINESS TELEPHONE NUMBER: 604 - 806 - 0626 EXT
BUSINESS FAX NUMBER: 604 - 684 - 0642
CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA
☒ BRITISH COLUMBIA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☐ ONTARIO
☐ QUIBEC
☐ SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A D E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A	B	C TRANSACTIONS								D	E	F
DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE DD	DATE MM	DATE YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT / INDIRECT OWNDERSHIP / CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON SHARES	931,168	27	03	02	10	25,000		.09	☐	956,168	1	
COMMON SHARES	100,000								☐	100,000	2	MALASPINA CONSULTANTS INC.
COMMON SHARES	306,000								☐	306,000	2	RRSP
WARRANTS	605,000								☐	605,000		
WARRANTS	25,000								☐	25,000	2	MALASPINA CONSULTANTS INC.
WARRANTS	268,500								☐	268,500		RRSP
OPTIONS	400,000								☐	400,000	1	
									☐			
									☐			

SEC MAIL RECEIVED JUN 17 2002 PROCESSING SECTION WASH. DC 165

BOX 6. REMARKS

R.G. MCMORRAN OWNS 100% OF THE VOTING COMMON SHARES OF MALASPINA CONSULTANTS INC. RRSP HOLDINGS REFER TO SECURITIES HELD IN A SELF-DIRECTED RRSP REGISTERED IN THE NAME OF R.G. MCMORRAN.

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

12g No.: 82-4669

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): ROBERT G. MCMORRAN
SIGNATURE: [signature]
DATE OF THIS REPORT: DD 04 MM 04 YY 02

BCSC 55-102F6 Rev. 2002 / 2 / 8 VERSION FRANĽAISE DISPONIBLE SUR DEMANDE

FORM 55-102F6
INSIDER REPORT
(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

VRX WORLDWIDE INC.
SUITE 900 - 580 HORNBY STREET
VANCOUVER, B.C. V6C 3B6

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 | 5

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DD 04 MM 04 YY 02

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: MCMORRAN
GIVEN NAMES: ROBERT G.
NO.: 105 STREET: TIMBERCREST PLACE APT:
CITY: PORT MOODY
PROV: B.C. POSTAL CODE: V3H 4V5
BUSINESS TELEPHONE NUMBER: 604 - 806 - 0626 EXT
BUSINESS FAX NUMBER: 604 - 684 - 0642
CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☐ ONTARIO
☒ BRITISH COLUMBIA ☐ QUIBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A D E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A DESIGNATION OF CLASS OF SECURITIES	B BALANCE OF CLASS OF SECURITIES ON LAST REPORT	C TRANSACTIONS DATE DD	MM	YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	D PRESENT BALANCE OF CLASS OF SECURITIES HELD	E DIRECT / INDIRECT OWNDERSHIP / CONTROL OR DIRECTION	F IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON SHARES	956,168	01	04	02	10	20,000		.07	☐	976,168	1	
	976,168	04	04	02	10	2,000		.08	☐	978,168	1	
COMMON SHARES	100,000								☐	100,000	2	MALASPINA CONSULTANTS
COMMON SHARES	306,000								☐	306,000	2	RRSP
WARRANTS	605,000								☐	605,000	1	
WARRANTS	25,000								☐	25,000	2	MALASPINA
WARRANTS	268,500								☐	268,500	2	RRSP
OPTIONS	400,000								☐	400,000	1	
									☐			

RECEIVED
PROCESSING 2
APR 17 2002
WASH. D.C. 165 SECTION

BOX 6. REMARKS

R.G. MCMORRAN OWNS 100% OF THE VOTING COMMON SHARES OF MALASPINA CONSULTANTS INC. RRSP HOLDINGS REFER TO SECURITIES HELD IN A SELF-DIRECTED RRSP REGISTERED IN THE NAME OF R.G. MCMORRAN.

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

12g No.: 82-4669

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): ROBERT G. MCMORRAN
SIGNATURE: [signature]
DATE OF THIS REPORT: DD 10 MM 04 YY 02

BCSC 55-102F6 Rev. 2002 / 2 / 8 VERSION FRANΓAISE DISPONIBLE SUR DEMANDE

12g No.: 82-4669

VRX Worldwide Inc.
Suite 200 - 580 Hornby Street
Vancouver, B.C. V6C 3B6
Phone: 688-2321
Fax: 684-0642

vrxworldwide

VRX#01-20

U.S. 12g#82-4669

AGM Update: VRX on Path to Profitability

Vancouver, BC, June 29, 2001 VRX Worldwide Inc. (CDNX:VRW) is pleased to provide this update from its Annual General Meeting today.

Driven by changes in the rapidly expanding online travel sector, VRX has recently launched several new initiatives that compliment its cornerstone syndication model. VRX's newest initiative, it's Interactive Services Division, is focused on providing custom content solutions primarily to travel and tourism related companies as well as to companies in other unrelated industries. One of VRX's first services contracts was with Princess Cruises. VRX recently finished the first phase of this project and expects to begin working on the second phase in the next fiscal quarter. The Company expects to announce several new services contracts and services relationships during the third quarter that will push it towards profitability.

VRX has developed several other revenue models that enhance and diversify its syndication model. The first is the recently launched Sponsorship Program that combines much sought after travel consumers that frequent high traffic travel related websites with high profile marketing opportunities demanded by well known companies that service the Travel and Tourism Industry. Sponsorship of the VRX's rich media content offers an effective forum to bring these important groups together while enhancing the content of the client's website. Under the Sponsorship Program, the sponsoring company receives prominent branding where VRX's content appears on the subject website in return for the sponsor covering the associated licensing fees. This program is primarily based on a Cost per Thousand (CPM) revenue model. VRX plans to launch a new version of the Sponsorship Program later this year and is confident it will produce a substantial revenue stream.

VRX recently launched a Destination Marketing Organization Program ("DMO Program") that combines the advantages of its standard syndication and sponsorship models with the services of its new Interactive Services Division. Under the DMO Program, VRX works with each tourist board (DMO) to develop new visual content of the destination as well as with the board's members to develop visual content of their properties and attractions. This content is then added not only to VRX's interactive map that is integrated into both the DMO's and its member's websites but also to VRX's syndicated maps that appear on popular Internet portals and travel sites. This program is quickly gaining recognition from DMOs around the world as it helps enhance their own online initiatives and opens up new and unique marketing opportunities to the DMO's and its members. To make the new VRX content readily available to all of the DMO's members, VRX works with the DMOs signature sponsors or third party sponsors under VRX's Sponsorship Program. Working directly with the DMOs is a tremendous advantage for VRX as each DMO is intimately familiar with their destination, their members, and the agencies that promote tour packages to their region.

VRX's new services and product offerings, complete with examples of the company's rich media content, can be readily viewed at the Company's recently redesigned websites: www.vrxworldwide.com and www.vrxstudios.com.

Acceptance of the company's product offerings and new initiatives are now beginning to flow through to the company's financial statements. For the 2nd quarter ending June 30, 2001 VRX expects to book total revenue (revenue + deferred revenue) in excess of $160,000. This represents an increase of well over 300% from the previous quarter. Successful completion of

some of the larger contracts currently being negotiated is expected to push the company towards profitability as early as next quarter.

Also at the meeting, Mr. Alexander G. Tsakumis was elected to the Company's Board of Directors and appointed Sr. Vice President of VRX Worldwide Inc. Mr. Tsakumis, who was appointed to the board on May 31, 2001, has an extensive background in government, the financial sector, and the real estate industry and brings with him a wealth of experience, integrity and commitment.

Looking forward, VRX's Board of Directors and Management expect VRX to reach sustainable profitability by the end of 2001.

About VRX

VRX Studios Inc., located in Vancouver, Canada, owns and operates the largest syndicated archive of destination specific virtual tours and interactive maps in the world and counts world-renowned companies such as Virgin Holidays, Princess Cruises, and the Bermuda Department of Tourism as customers.

Maintaining a state of the art production facility, teams of experienced programmers and designers, and a freelance network of photographers, VRX's Services Division (a leading, end-to-end, content solutions provider) provides custom content solutions to a wide range of industries including: Education, Real Estate, Sports, Entertainment, Manufacturing, Natural Resources, and Travel & Tourism.

On behalf of the Board of Directors of VRX WorldWide Inc.

Per: "*David MacLaren*"

David MacLaren
President and CEO.

12g No.: 82-4669

Contacts:

VRX WorldWide Inc.

Investor Relations	US inquiries	VRX Studios Inc.
Barry Girling	Jerry Frear	Steve Connolly
VRX Worldwide Inc.	InvestorCare, Inc.	VRX Studios Inc.
1(877)688-2321	1(507)322-6462	(604)605-0067
wbg@vrxworldwide.com	trader@suscom.net	stevec@vrxstudios.com

12g No.: 82-4669

VRX Worldwide Inc.
Suite 200 - 580 Hornby Street
Vancouver, B.C. V6C 3B6
Phone: 688-2321
Fax: 684-0642

VRX#01-21 **U.S. 12g#82-4669**

VRX Studios Develops Dynamic Visual Content for Club Intrawest - Vancouver

Vancouver, B.C. (July 9, 2001) - - VRX Worldwide Inc. (CDNX:VRW) announced today that its subsidiary VRX Studios Inc. ("VRX") a leading, end-to-end, content solutions provider, has signed an agreement to develop dynamic visual content for Intrawest Resort Ownership Corp. ("Club Intrawest"), a division of Intrawest Corporation (TSE.ITW or NYSE.IDR), the leading developer and operator of village-centered destination resorts across North America.

As part of the agreement, VRX will create a dynamic, interactive virtual tour of the just completed, Club Intrawest - Vancouver. Located in the prestigious Wall Centre in the heart of downtown Vancouver, Club Intrawest - Vancouver will be the company's sixth resort location, and first urban location. The Club occupies the 28th, 29th, and 30th floors above the Sheraton Wall Centre Hotel and below exclusive condominium residences. Club Intrawest Members and guests will have full access to the Hotel's facilities, including fitness centre and spa, room service, business centre and a 24-hour concierge. The Wall Centre is the tallest building in Vancouver occupying the highest point of land in the downtown core allowing Cub Intrawest – Vancouver to offer some of the most spectacular views of Vancouver and beyond.

"VRX's approach to designing tools to market vacation experiences is truly unique, by identifying what the customer wants and needs to see. Their product is the best in the business, operates on all platforms and is simple to use", says Craig Oliver, Web Envisioneer of Club Intrawest. "VRX's creative style and unique application of rich media technologies is an ideal way to showcase Club Intrawest's experiences to Members and guests."

Rich Media Content is playing an increasingly important role in the online purchasing decision. In the vacation-ownership marketplace, it empowers customers the opportunity to experience the ambience of a location before incurring the expense of traveling to the destination. By using rich media content such as dynamic virtual tours and interactive floor plans, property managers can increase the quality of prospective purchasers, decreasing the associated sales and marketing expenses and expediting the sales process.

"From its inception, Club Intrawest has set a new standard in delivering a unique and completely flexible vacation ownership concept," commented David Maclaren, president of VRX Worldwide Inc. "We look forward to working with Club Intrawest and to helping them market their extraordinary vacation experiences to Members and guests from around the world."

About VRX

VRX Studios Inc. owns and operates the largest syndicated archive of destination specific virtual tours and interactive maps in the world and counts world-renowned companies such as Virgin Holidays, Princess Cruises, and the Bermuda Department of Tourism as customers.

Maintaining a state of the art production facility, teams of experienced programmers and designers, and a freelance network of photographers, VRX's Services Division (a leading, end-to-end, content solutions provider) provides custom content solutions to a wide range of industries including: Education, Real Estate, Sports, Entertainment, Manufacturing, Natural Resources, and Travel & Tourism.

About Club Intrawest

Club Intrawest is Intrawest's innovative and completely flexible vacation ownership concept. Members enjoy five-star accommodations at some of the world's premier four-season vacation destinations. With Club Intrawest's Resort Point system, you enjoy the ultimate flexibility of daily scheduling. You are never locked into a specific week or length of stay at a specific resort. Club Intrawest operates Club locations in Vancouver, Whistler and Panorama, BC; Tremblant, PQ; Palm Desert, California; and Kauai, in the Hawaiian Islands, and is expanding with new locations including Sandestin, Florida. Visit Club Intrawest online at www.clubintrawest.com to learn more.

On behalf of the Board of Directors of VRX WorldWide Inc.

Per: "David MacLaren"

David MacLaren
President and CEO

Contacts:

VRX WorldWide Inc.

Investor Relations	VRX Studios Inc.
Barry Girling	Steve Connolly
VRX Worldwide Inc.	VRX Studios Inc.
1(877)688-2321	(604)605-0067
wbg@vrxworldwide.com	stevec@vrxstudios.com

For Club Intrawest

Craig Oliver
Web Envisioneer
Club Intrawest
(604)331-3201
coliver@intrawest.com

vrxworldwide

VRX Worldwide Inc.
Suite 200 - 580 Hornby Street
Vancouver, B.C. V6C 3B6
Phone: 688-2321
Fax: 684-0642

12g No.: 82-4669

VRX Develops Dynamic Interactive Content for Western Canada's Largest Privately Owned Forestry Company

Vancouver, B.C. (July 23rd, 2001) — VRX Worldwide Inc. (CDNX:VRW) announced today that its subsidiary VRX Studios Inc. ("VRX") has created a comprehensive virtual tour of Lignum Ltd. ("Lignum"), one of Western Canada's largest privately owned forestry companies.

The tour showcases Lignum's operations to its global customers, the public and others who want to "visit" the company via the convenience of the Internet.

"We take tremendous pride in our forestry operations, especially the people, technologies and innovations that we have invested in over the years," said Jake Kerr, chairman and chief executive officer of Lignum. "We're always striving to educate our industry, our customers, and the public about our products and services, and this technology is one more way of doing that."

By way of Lignum's recently redesigned website, www.Lignum.com, VRX shows the company's Vancouver corporate offices and its Williams Lake lumber manufacturing facility in the British Columbia Interior, one of the most technically advanced mills in the world. The technology uses interactive maps and virtual tours to give viewers a sense of "I am there". The site provides four levels of interactive maps and offers links to over forty virtual tours. Viewers can see every aspect of Lignum's lumber manufacturing operations.

Mr. Kerr said VRX is expert at using online technology to educate and inform. "With VRX, a picture is truly worth a thousand words."

David MacLaren, president of VRX Worldwide Inc., said the project is an example of how Internet technology can be married with the forest industry, which has been slow to adopt the web. "The sector has lagged in using the Internet as a tool to communicate its message about BC's forestry practices to a worldwide audience. With only 5.7 percent of forest companies utilizing websites, compared to 21.7 per cent of all businesses, most forestry companies are missing an ideal opportunity to educate audiences about their operations and practices. We are very excited to be working with a forestry company that appreciates the power of the Internet."

About VRX Studios Inc.

VRX Studios Inc. owns and operates the largest syndicated archive of destination-specific virtual tours and interactive maps in the world and counts world-renowned companies such as Virgin Holidays, Princess Cruises, and the Bermuda Department of Tourism as customers. Through its e-commerce-enabled web site, www.maxvr.com, travel-related companies around the world can easily access

VRX's archive 24 hours a day and seamlessly integrate VRX's dynamic virtual tours and interactive maps into their own web sites in as little as 15 minutes.

Maintaining a state of the art production facility, teams of experienced programmers and designers, and a freelance network of photographers, VRX's Interactive Services Division (a leading, end-to-end, content solutions provider) provides custom content solutions to a wide range of industries including education, real estate, sports, entertainment, manufacturing, natural resources and travel and tourism.

About Lignum Ltd.

Lignum is a family-owned forest company based in the Cariboo region of British Columbia, where it has operated for over 50 years. The company's lumber mill and woodlands operations employ more than 500 people directly and indirectly and produce 230 million board feet of lumber annually, more than 50 percent of it exported to the United States. Please visit our website, www.lignum.com, to learn more about the company.

Contacts:

For VRX Worldwide Inc.

Investor Relations	US inquiries	VRX Studios Inc.
Barry Girling	Jerry Frear	Steve Connolly
VRX Worldwide Inc.	InvestorCare, Inc.	VRX Studios Inc.
1(877)688-2321	1(507)322-6462	(604)605-0067
wbg@vrxworldwide.com	trader@suscom.net	stevec@vrxstudios.com

For Lignum Ltd.

In Vancouver
Bill Bourgeois
(604) 687-2425

12g No.: 82-4669

VRX Worldwide Inc.
Suite 200 - 580 Hornby Street
Vancouver, B.C. V6C 3B6
Phone: 688-2321
Fax: 684-0642

vrxworldwide

12g No.: 82-4669

VRX#01-23 **U.S. 12g#82-4669**

VRX Agrees to Terms on Private Placement

Vancouver B.C. July 27, 2001: VRX Worldwide Inc. (CDNX:VRW) announced today that it has agreed to terms on a private placement. The Company will issue up to 1.25 million units at a price of $0.10 per unit. Each unit is comprised of one share and one share purchase warrant. Each share purchase warrant has a term of two years and two warrants entitle the holder thereof to purchase an additional share at price of $0.15 in the first year and $0.20 during the second year. All shares issued as part of the private placement will be subject to a 4-month hold period. The proceeds of the offering will be used for primarily for general working capital.

About VRX Studios
VRX Studios Inc. owns and operates the largest syndicated archive of destination specific virtual tours and interactive maps in the world and counts world-renowned companies such as Virgin Holidays, Princess Cruises, and the Bermuda Department of Tourism as customers. Through its ecommerce enabled web site, **www.maxvr.com**, travel related companies around the world can easily access VRX's archive 24/7 and seamlessly integrate VRX's dynamic virtual tours and interactive maps into their own web sites in as little as 15 minutes.

Maintaining a state of the art production facility, teams of experienced programmers and designers, and a freelance network of photographers, VRX's Interactive Services Division (a leading, end-to-end, content solutions provider) provides custom content solutions to a wide range of industries including: Education, Real Estate, Sports, Entertainment, Manufacturing, Natural Resources, and Travel & Tourism.

On behalf of the Board of Directors of VRX WorldWide Inc.

Per: "Robert G. McMorran"

Robert G. McMorran, CA
Chief Financial Officer

Contacts:

VRX WorldWide Inc.

Investor Relations
Barry Girling
VRX Worldwide Inc.
1-877-688-2321
wbg@vrxworldwide.com

VRX Worldwide Inc.
Suite 200 - 580 Hornby Street
Vancouver, B.C. V6C 3B6
Phone: 688-2321
Fax: 684-0642

vrxworldwide

12g No.: 82-4669

VRX#01-24 **U.S. 12g#82-4669**

VRX Studios Signs Strategic Partnership with Hispaniola.com, Targeting the Hotel & Resort Industry in the Dominican Republic

Vancouver, B.C. (August 2, 2001) - - VRX Worldwide Inc. (CDNX:VRW) announced today that its subsidiary VRX Studios Inc. (VRX) a leading, end-to-end, content solutions provider, has signed a strategic partnership with Hispaniola.com Ltd. ("Hispaniola"), the leading online all-inclusive vacation packages supplier to the Dominican Republic.

Under the agreement, Hispaniola will represent VRX's Interactive Services Division undertaking all marketing and sales initiatives targeting the over 500 hotels and resorts in the Dominican Republic. As part of its interactive services offering, VRX has created several interactive services packages specifically for the Hotel & Resort Industry. Packages range from Basic, which include five virtual tours of a property, to Deluxe Packages, which include detailed overview maps of the property, multiple drilldown maps, and up to one hundred virtual tours of the property, facilities, activities, and rooms. Each package includes production, maintenance, archiving, hosting, and customer service - all provided by VRX. The hotels and resorts can use the new dynamic interactive content of their properties on their web sites, in their online marketing activities, and in offline digital marketing campaigns. In addition, the hotels and resorts will be offered the opportunity of adding the interactive virtual tours of their property to VRX's syndication archive gaining exposure for their properties on popular travel related web sites and portals around the world.

"Over the past year there has been a dramatic increase in the demand for high quality informative visual content." commented Michael Crunkhorn Publisher of Hispaniola.com. "VRX's compelling interactive maps and stunning virtual tours add a new dimension to online marketing and hotel booking. Potential customers can learn significantly more about the amenities that a hotel or resort has to offer as well as "virtually" explore the local tourist attractions and scenic points of interest – as if they were actually there. All before leaving the comfort of their homes. We are confident that VRX's dynamic visual content will be instrumental in promoting the Dominican Republic and its hotels and resorts. We look forward to a long and profitable relationship with VRX Studios".

Situated in the heart of the Greater Antilles, between North and South America, the Dominican Republic is the second largest country in the Caribbean, second only to Cuba, occupying the eastern two-thirds of the Island of Hispaniola, which it shares with Haiti. With over 200 miles of breathtaking white sand beaches, vast green mountains, extraordinary resorts, challenging golf courses, and rich colonial history, the Dominican Republic is rapidly becoming a popular vacation destination for North American, European, and Latin American travelers. The Dominican Republic currently attracts over 3 million travelers per year, a number that has been growing at an average rate of 10 percent per year for the last decade.

"Due to the intricate nature of service based sales, VRX has determined that working with partners such as Hispaniola, who have established relationships with resorts and hotels, will significantly increase the success of our Interactive Services Division", stated David MacLaren, president & CEO of VRX Studios. "With over 20 years of experience in the Dominican Tourism Industry, Hispaniola is well positioned to represent VRX's Interactive Services Division in the Dominican Republic."

About VRX

VRX Studios Inc., a wholly owned subsidiary of VRX WorldWide Inc., owns and operates the largest syndicated archive of destination specific virtual tours and interactive maps in the world and counts world-renowned companies such as Virgin Holidays, Princess Cruises, and the Bermuda Department of Tourism as customers.

Maintaining a state of the art production facility, teams of experienced programmers and designers, and a freelance network of photographers, VRX's Services Division (a leading, end-to-end, content solutions provider) provides custom content solutions to a wide range of industries including: Education, Real Estate, Sports, Entertainment, Manufacturing, Natural Resources, and Travel & Tourism.

About Hispaniola.com Ltd.

Hispaniola.com is the premier online travel planning and reservation service for the Dominican Republic tourism industry, providing the most complete detailed trip information available from the USA, UK and Canada and the largest online database of vacations to the Dominican Republic. Hispaniola.com works with Uniglobe Travel and major international travel brands like, Apple Vacations, GOGO Tours, Thomson holidays, Sunquest, Signature Vacations, Conquest Vacations and World of Vacations.

On behalf of the Board of Directors of VRX WorldWide Inc.

"David MacLaren"

David MacLaren
President and CEO

Contacts:

12g No.: 82-4669

VRX WorldWide Inc.

Investor Relations
Barry Girling
VRX WorldWide Inc.
1(877)688-2321
wbg@vrxworldwide.com

VRX Studios Inc.
Steve Connolly
VRX Studios Inc
(604)605-0067
stevec@vrxstudios.com

For Hispaniola.com Ltd.

Investor Relations
Keith Joseph
Hispaniola.com Limited.
44 1438 816 107
Keith@hispaniola.com

Publishing and Marketing
Michael Crunkhorn
Hispaniola.com Limited.
416 261 9605
Michael@hispaniola.com

VRX Worldwide Inc.
Suite 900 - 580 Hornby Street
Vancouver, B.C. V6C 3B6
Phone: 688-2321
Fax: 684-0642

12g No.: 82-4669

VRX#01-25 **U.S. 12g # 82-4669**

VRX Closes Private Placement

Vancouver, BC, August 31, 2001 VRX WorldWide Inc. (CDNX:VRW) announces that further to the Company's press release of July 27, 2001, wherein the Company announced a private placement of 1,250,000 units at a price of $0.10 per unit, the Company has closed private placement. The funding was fully subscribed resulting in the issuance of 1,250,000 shares and 1,250,000 warrants. Two warrants entitle the holder thereof to purchase and additional share at a price of $0.15 in the first year and $0.20 in the second year. All shares issued will be subject to a four month hold period as a result of the Company maintaining an active Annual Information Form with the securities commission. Proceeds of the offering will be used for general working capital.

On Behalf of the Board of Directors of VRX WorldWide Inc.

"***Robert G. McMorran***"

Robert G. McMorran, CA
Chief Financial Officer

For further information contact:

Investor Relations
Barry Girling
VRX Worldwide Inc.
1(877)688-2321
wbg@vrxworldwide.com

VRX Worldwide Inc.
Suite 200 - 580 Hornby Street
Vancouver, B.C. V6C 3B6
Phone: 604-688-2321
Fax: 604-684-0642

vrxworldwide

12g No.: 82-4669

VRX#01-26

U.S. 12g#82-4669

VRX Supplies Dynamic Visual Content to Liberty Travel

Vancouver, B.C. (September 10, 2001) - - VRX Worldwide Inc. (CDNX:VRW) announced today that its wholly owned subsidiary VRX Studios Inc. (VRX) a leading, end-to-end, content solutions provider, has signed a licensing agreement with Liberty Travel, Inc., the largest privately owned leisure travel organization in the United States.

Under the agreement, VRX will provide Liberty Travel with a non-exclusive, worldwide, license to use its extensive archive of dynamic visual content on Liberty's retail travel website, www.libertytravel.com. VRX's archive includes thousands of 360° virtual tours and hundreds of dynamic interactive maps of the most sought after vacation destinations, by American travel consumers, throughout the Caribbean, Mexico, US, and Canada. In each destination, VRX utilizes industry leading 360° virtual tours to showcase the top tourist attractions and scenic points of interest.

"We are committed to taking our philosophy of service to the consumer one step further by offering our clients the ability to browse and choose a vacation package from the comfort of their own home via the Internet," stated Michele Catalano, Sr. Content Director of Liberty Travel. "Visual content is a key component to the purchasing decision. The unrivaled quality, coverage, and format of VRX 's stunning content made our decision easy. We look forward working with VRX Studios and shaping the future of online travel. "

"Liberty Travel has been a leader within the travel industry for over 50 years.", stated David MacLaren, President and CEO of VRX. "Their commitment to customer service and innovative thinking has grown the company into one of the largest and most respected agencies in the US. We are proud to be part of Liberty's online strategy and to help them continue to exceed the needs of their customers."

About VRX Studios Inc.

VRX Studios Inc., a wholly owned subsidiary of VRX Worldwide Inc. (CDNX:VRW), owns and operates the largest syndicated archive of destination specific virtual tours and interactive maps in the world and counts world-renowned companies such as Virgin Holidays, Princess Cruises, AAA, and the Bermuda Department of Tourism as customers.

Maintaining a state of the art production facility, teams of experienced programmers and designers, and a freelance network of photographers, VRX's Services Division (a leading, end-to-end, content solutions provider) provides custom content solutions to a wide range of industries including: Education, Real Estate, Sports, Entertainment, Manufacturing, Natural Resources, and Travel & Tourism.

VRX Worldwide Inc.
Suite 200 - 580 Hornby Street
Vancouver, B.C. V6C 3B6
Phone: 604-688-2321
Fax: 604-684-0642

About Liberty Travel, Inc.
Liberty Travel is the largest privately held leisure travel company in the U.S. and America's seventh largest travel agency, with over 199 stores in 10 states. Liberty Travel does not charge a service fee: the 50-year old company's goal is to deliver the best service to its clients.

On behalf of the Board of Directors of VRX WorldWide Inc.

David MacLaren
President and CEO

Contacts:

VRX WorldWide Inc.

Investor Relations
Barry Girling
VRX Worldwide Inc.
1(877) 688-2321
Wbg@vrxworldwide.com

VRX Studios Inc.
Steve Connolly
VRX Studios Inc.
(604) 605-0067
stevec@vrxstudios.com

For Liberty Travel Inc.

12g No.: 82-4669

Andre Haroche
Liberty Travel, Inc.
(210) 934-3746
Harochea@libertytravel.com

vrxworldwide

VRX Worldwide Inc.
Suite 200 - 580 Hornby Street
Vancouver, B.C. V6C 3B6
Phone: 604-688-2321
Fax: 604-684-0642

12g No.: 82-4669

VRX#01-27 U.S. 12g#82-4669

VRX Expands its Relationship with Virgin, Signing Virgin Travelstore

Vancouver, B.C. (September 19, 2001) - - VRX Worldwide Inc. (CDNX:VRW) announced today that its wholly owned subsidiary VRX Studios Inc. (VRX) a leading, end-to-end, content solutions provider, has signed a licensing agreement with Virgin Travelstore, the multi channeled travel retailer of the Virgin Group.

Under the agreement, VRX Studios will provide Virgin Travelstore with a non-exclusive, worldwide license to use VRX's extensive archive of virtual tours and interactive maps on its website, www.virgintravelstore.com. Virgin Travelstore will use VRX's virtual tours and interactive maps to promote the various travel packages that it features each month. VRX's archive includes coverage of popular vacation destinations throughout the Caribbean, US, and Canada.

"Visual content is a crucial element to any marketing strategy. For a travel company to sell vacation packages, it must capture the imagination of travel consumers by displaying an array of natural wonders and attractions that a destination offers. The spectacular quality and detail of VRX's visual content is ideal for this purpose," commented Brett Warbrick, Head of E-commerce at Virgin Travelstore. "The quality, format, and functionality of VRX's virtual tours and interactive maps puts their content in a league of its own – it's exactly what Virgin Travelstore needs to promote its monthly features."

The Virgin Travelstore brand was launched at the end of 2000 as a multi channeled travel retailer for the Virgin Group, selling holidays, flights, cars for hire, hotels and ancillary travel products from all the leading travel suppliers. Virgin Travelstore now offers a 200 person call centre, an ecommerce enabled website, 2 High street travel agencies, and has a major teletext presence. Virgin Travelstore currently generates revenues in excess of US$225 million per year and has sold over a million holidays via teletext.

"The Virgin name is recognized around the world and is trusted by millions of consumers," stated David Maclaren, President and CEO of VRX Studios Inc. "We are proud to be associated with such a well known brand and excited to expand our relationship with the Virgin Group. We will continue to provide Virgin with the highest quality visual content and customer service possible."

About VRX Studios Inc.
VRX Studios Inc., a wholly owned subsidiary of VRX Worldwide Inc. (CDNX:VRW), owns and operates the largest syndicated archive of destination specific virtual tours and interactive maps in the world and counts world-renowned companies such as Princess Cruise Lines, AAA, and the Bermuda Department of Tourism as customers.

Maintaining a state of the art production facility, teams of experienced programmers and designers, and a network of freelance photographers, VRX's Interactive Services Division (a leading, end-to-end, content solutions provider) provides custom content solutions to a wide range of industries including: Travel & Tourism, Education, Real Estate, Sports, Entertainment, Manufacturing, and Natural Resources.

About Virgin Travelstore
Virgin Travelstore, a wholly owned subsidiary of the Virgin Group, is the result of an integration of Virgin Travelstore and Worldwide Travel of East Anglia, another Virgin owned company that has over 13 years of travel retailing experience. The integration of the two companies is now almost complete and the brand name going forward will be Virgin Travelstore.

On behalf of the Board of Directors of VRX WorldWide Inc.

David MacLaren
President and CEO

Contacts:

VRX WorldWide Inc.

12g No.: 82-4669

Investor Relations
Barry Girling
VRX Worldwide Inc.
1(877)688-2321
wbg@vrxworldwide.com

VRX Studios Inc.
Steve Connolly
VRX Studios Inc.
(604)605-0067
stevec@vrxstudios.com

For Virgin Travelstore

Brett Warbrick
Head of E-Business
Direct Line +44 (0)207 227 6807
Brett.Warbrick@virgintravelstore.com

Rachael Anderson
Head of Marketing
Direct Line +44 (0)207 227 6805
Rachael.Anderson@virgintravelstore.com

VRX Worldwide Inc.
Suite 900 - 580 Hornby Street
Vancouver, B.C. V6C 3B6
Phone: 604-688-2321
Fax: 604-684-0642

VRXworldwide

VRX#01-28

12g No.: 82-4669

U.S. 12g#82-4669

VRX Customizes Dynamic Visual Content for The Visitor Center

Vancouver, B.C. (September 26, 2001) - - VRX Worldwide Inc. (CDNX:VRW) ("VRX") announced today that its subsidiary VRX Studios Inc. ("VRX") a leading, end-to-end, content solutions provider, has signed a renewable one year contract with The Visitor Center, Inc. ("TVCI").

As part of the agreement TVCI will integrate VRX's interactive maps and virtual tours into each of TVCI's feature destinations: Hawaii, Florida, Mexico and the Caribbean.

"We are dedicated to providing our clients with the best vacation value while maintaining our 5 star level of service", commented Steve Nicol, President of TVCI. "VRX's interactive maps and virtual tours, with their compact file size, and exceptional quality make the VRX content an integral part of our online strategy. We are confident that VRX's dynamic visual content will help turn viewers into purchasers."

TVCI is located in Denver, Colorado and was founded in 1978. It has created a user–friendly and informative web site that is easy to navigate and purchase from. TVCI features VRX's industry leading virtual tours and interactive maps as the cornerstone of their online travel offering. In conjunction with VRX's content TVCI offers instant online quotes based on the most current airfares, hotel rates, and car rental prices from all the top travel suppliers. TVCI actively encourages clients to utilize its call center staffed by seasoned professionals who have experienced the many exciting destinations first hand.

"TVCI and VRX have great potential synergies as our archive of dynamic visual content contains extensive coverage of the destinations that TVCI features," stated David MacLaren, President & CEO of VRX. "We look forward to exploring the many opportunities presented by these synergies and helping TVCI meet the needs of its' diverse travel audience."

About VRX

VRX Studios Inc., a wholly owned subsidiary of VRX Worldwide Inc. (CDNX:VRW), owns and operates the largest syndicated archive of destination specific virtual tours and interactive maps in the world and counts world-renowned companies such as Virgin Holidays, Princess Cruises, AAA, and the Bermuda Department of Tourism as customers.

Maintaining a state of the art production facility, teams of experienced programmers and designers, and a freelance network of photographers, VRX's Services Division (a leading, end-to-end, content solutions provider) provides custom content solutions to a wide range of industries including: Education, Real Estate, Sports, Entertainment, Manufacturing, Natural Resources, and Travel & Tourism.

About The Visitors Center, Inc.

The Visitor Center, Inc. was founded on a principal of service and value. We are members of the American Society of Travel Agents (ASTA) and The Better Business Bureau. Unlike other online travel companies, we encourage you to call our friendly and knowledgeable travel professionals to assist you in planning your dream vacation. We know price is an important factor, therefore when you fill out the instant quote form, your package price will be based on the most current airline fares, hotel rates and car rental prices. Our travel consultants will provide you with an itinerary and exact pricing once you've had an opportunity to determine your desired travel plans and budget based on the information you receive from your quote. For more information and to view our many travel offerings, visit our website at www.thevisitorcenter.com

On behalf of the Board of Directors of VRX Worldwide Inc.

Per: "David MacLaren"

David MacLaren
President and CEO.

Contacts:

VRX Worldwide Inc.

Investor Relations
Barry Girling
1(877)688-2321
wbg@vrxworldwide.com

Public Relations
Steve Connolly
1(888)605-0059
Stevec@vrxstudios.com

For The Visitor Center, Inc.

Steve Nicol
(303)683-4862
steve@thevisitorcenter.com

vrxworldwide

VRX Worldwide Inc.
Suite 200 - 580 Hornby Street
Vancouver, B.C. V6C 3B6
Phone: 688-2321
Fax: 684-0642

VRX#01-29 12g No.: 82-4669 U.S. 12g#82-4669

VRX Provides Dynamic Visual Content to the O'ahu Visitors Bureau

Vancouver, B.C. (October 11, 2001) - - VRX Worldwide Inc. (CDNX:VRW) announced today that its wholly owned subsidiary VRX Studios Inc. (VRX), a leading, end-to-end, content solutions provider, has signed a licensing agreement with the O'ahu Visitors Bureau (OVB), the official website of the Island of O'ahu.

Under the agreement, VRX Studios will provide OVB with a non-exclusive, worldwide license to use VRX's extensive archive of virtual tours and interactive maps of the Island of O'ahu on its website, www.visit-oahu.com, to promote the scenic beauty and natural wonders of the island of O'ahu.

The O'ahu Visitors Bureau is a private, nonprofit corporation, organized by member companies and associations. It is the Island of O'ahu's official tourism marketing organization, responsible for marketing O'ahu's brand-name image globally and promoting travel to the Island of O'ahu. OVB's members, include airlines, attractions, hotels, restaurants, retail stores, wholesalers, travel agents and others.

"With the Internet playing an increasingly important role in the marketing of vacation destinations, high quality, informative content such as VRX's virtual tours and interactive maps is a must for all online travel initiatives," stated Les Enderton, Executive Directorof the O'ahu Visitors Bureau. "As the gateway to Hawaii, O'ahu is the state's most visited Island and our mandate is to ensure that all those who visit Hawaii are aware of O'ahu's many splendors. VRX's extensive archive of stunning visual content from the Island of O'ahu is an ideal way to showcase the splendors of O'ahu."

"Destination Marketing Organizations such as the O'ahu Visitors Bureau play a very important role in the travel industry. They represent the interests of local industry participants as well as provide a reliable source of local travel information," stated David Maclaren, President and CEO of VRX Studios Inc. "We are proud to have been chosen by the O'ahu Visitors Bureau to assist them achieving both of these mandates."

About VRX Studios Inc.
VRX Studios Inc., a wholly owned subsidiary of VRX Worldwide Inc. (CDNX:VRW), owns and operates the largest syndicated archive of destination specific virtual tours and interactive maps in the world and counts world-renowned companies such as Princess Cruise Lines, AAA, Virgin Holidays, and the Bermuda Department of Tourism as customers.

Maintaining a state of the art production facility, teams of experienced programmers and designers, and a network of freelance photographers, VRX's Interactive Services Division (a leading, end-to-end, content solutions provider) provides custom content solutions to a

wide range of industries including: Travel & Tourism, Education, Real Estate, Sports, Entertainment, Manufacturing, and Natural Resources.

About O'ahu Visitors Bureau
The O'ahu Visitors Bureau is a marketing organization responsible for developing integrated sales and marketing programs to position the Island of O'ahu as a vibrant, contemporary island vacation destination.

On behalf of the Board of Directors of VRX Worldwide Inc.

12g No.: 82-4669

"*David MacLaren*"

David MacLaren
President and CEO

Contacts:

VRX Worldwide Inc.

Investor Relations
Barry Girling
VRX Worldwide Inc.
1(877)688-2321
wbg@vrxworldwide.com

Public Relations.
Steve Connolly
VRX Studios Inc.
(604)605-0067
stevec@vrxstudios.com

For the O'ahu Visitors Bureau

Public Relations
Donovan M. Dela Cruz
Stryker Weiner & Yokota
Public Relations
1(808)523-8802x24
Donovan@strykerweiner.com

12g No.: 82-4669

vrxworldwide

VRX Worldwide Inc.
Suite 900 - 580 Hornby Street
Vancouver, B.C. V6C 3B6
Phone: 604-688-2321
Fax: 604-684-0642

VRX#01-30 **U.S. 12g#82-4669**

VRX Delivers Airline Industry Content Solution to BWIA West Indies Airways Ltd.

Vancouver, B.C. (October 24, 2001) - - VRX Worldwide Inc. (CDNX:VRW) announced today that its wholly owned subsidiary VRX Studios Inc. (VRX), a leading, end-to-end, content solutions provider, has signed a licensing agreement with BWIA West Indies Airways Ltd. ("BWIA").

Under the agreement, VRX Studios will provide BWIA with a non-exclusive, worldwide license to use VRX's extensive archive of virtual tours and interactive maps on its website, www.bwee.com, to promote travel to the leading Caribbean destinations that are serviced by BWIA.

British West Indies Airlines is the largest airline in the eastern, western and southern Caribbean, based on both revenue and ASMs. Its headquarters is located at Piarco International Airport in the twin Island State of Trinidad and Tobago. From its headquarters, BWIA services the following twenty destinations:

- New York
- Miami
- Washington
- London
- Toronto
- Trinidad, Tobago
- Barbados
- Georgetown – Guyana
- Caracas
- Venezuela
- Antigua
- Grenada
- St. Lucia
- St. Maarten
- St. Kitts
- Jamaica
- St. Vincent
- *Denver
- *Chicago
- *Boston

"In the face of increased competition within the travel industry, effective online marketing is a cornerstone to success. When it comes to online travel and tourism marketing, VRX offers an exceptional product that captures the spirit and beauty of the Caribbean," stated Joanne Edwards, Acting Director Marketing of BWIA. " We look forward to future product roll outs from this exciting new company."

"British West Indies Airlines is the first airline to utilize VRX's extensive archive of interactive maps and virtual tours", stated David MacLaren, President and CEO of VRX. "With more and more travel consumers looking to book directly through the airlines, the airline industry in becoming a very important market for VRX. Whether consumers book directly with an airline or through a travel agency, providing that consumer with the information necessary to make an informed and confident purchasing decision is must - this is where we come in. "

About VRX Studios Inc.
VRX Studios Inc., a wholly owned subsidiary of VRX Worldwide Inc. (CDNX:VRW), owns and operates the largest syndicated archive of destination specific virtual tours and interactive maps in the world and counts world-renowned companies such as Princess Cruise Lines, AAA, Virgin Holidays, and the Bermuda Department of Tourism as customers.

Maintaining a state of the art production facility, teams of experienced programmers and designers, and a network of freelance photographers, VRX's Interactive Services Division (a leading, end-to-end, content solutions provider) provides custom content solutions to a wide range of industries including: Travel & Tourism, Education, Real Estate, Sports, Entertainment, Manufacturing, and Natural Resources.

About British West Indies Airlines

In over 60 years since its founding, the Company has become an unbroken link between the West Indies and major international gateways. This long record of reliable service has won BWIA a strong and loyal following among West Indian expatriates located in countries and cities served. This brand loyalty or goodwill represents the Company's most significant intangible asset. The Company is the largest airline in the eastern, western and southern Caribbean operating a fleet of thirteen jet aircraft and three turbo prop commuter planes for local routes. BWIA has twelve passenger sales offices located in Trinidad (2), Barbados, London, Miami, New York (3), Antigua, Guyana, Jamaica and Toronto, as well as a minimum of one (1) sales representative located in each of the remaining cities served. In addition, BWIA Travel Solutions has recently been established and currently markets hotel, air and ground packages for some 160 properties in the Caribbean and abroad.

On behalf of the Board of Directors of VRX Worldwide Inc.

"*David MacLaren*"

David MacLaren
President and CEO

Contacts:

VRX Worldwide Inc.

Investor Relations	Public Relations.
Barry Girling	Steve Connolly
VRX Worldwide Inc.	VRX Studios Inc.
1(877)688-2321	(604)605-0067
Wbg@vrxworldwide.com	stevec@vrxstudios.com

BWIA West Indies Airways Ltd.

Sharlene Maharaj
Manager, Ecommerce
BWIA West Indies Airways Ltd
Golden Grove Road,
Piarco, Trinidad.

VRX Worldwide Inc.
Suite 900 - 580 Hornby Street
Vancouver, B.C. V6C 3B6
Phone: 604-688-2321

vrxworldwide

12g No.: 82-4669

VRX#01-31

U.S. 12g#82-4669

VRX Forms Strategic Marketing Partnership With Virgin Holidays

Vancouver, B.C. (November 7, 2001) - - VRX Worldwide Inc. (CDNX:VRW) announced today that its wholly owned subsidiary VRX Studios Inc. (VRX), a leading, end-to-end, content solutions provider, has formed a strategic marketing partnership with Virgin Holidays, to market VRX's interactive services to Virgin's hospitality partners.

As part of the strategic partnership, the companies will jointly market VRX's interactive services packages comprised of high quality 360° virtual tours and interactive property maps to Virgin Holiday's hospitality partners throughout Hawaii, the Continental US, Mexico, and the Caribbean. The interactive services packages provided by VRX will improve the depth of the resort content on Virgin Holidays website at the same time allowing Virgin's hospitality partners to showcase their resort properties. VRX's Interactive Services Division will be responsible for creating and hosting all the interactive content which will be used by Virgin to promote each property on its website, www.virginholidays.com.

"Over the past year we have used VRX Studios' extensive archive of high quality virtual tours to showcase the various destinations that we service. This program has been tremendously successful. Our goal is to bring the same level of success to the resort section of our website by using the same quality and type of dynamic visual content to showcase each resort," commented Mark Attwell, Manager of Ecommerce for Virgin Holidays Ltd. "The quality of VRX's virtual tours is the best that we've seen and they continue to provide us with a high level of customer service. We are confident that adding high quality, informative, virtual tours of each property will significantly enhance the selling process. "

VRX and Virgin have initiated the marketing campaign selectively throughout the Caribbean and the preliminary response has been exceptionally well received. A number of Virgin's preferred hospitality partners have already signed on to the program and VRX expects to complete the first round of filming by early November. Once completed, the new hotel content will be added to the individual hotel pages within Virgin's web site.

"We are very encouraged by the response we have received from the hotel operators to date, particularly in light of the present challenges currently facing the travel industry. Virgin Holidays has been a first class partner from the launch of this initiative and we look forward to working closely with them and their hospitality partners going forward," stated David MacLaren, President and CEO of VRX. "The quality and detail of our virtual tours will be an exemplary tool for showcasing individual hotel and resort properties on Virgin's site."

About VRX Studios Inc.

VRX Studios Inc., a wholly owned subsidiary of VRX Worldwide Inc. (CDNX: VRW), owns and operates the largest syndicated archive of destination specific virtual tours and interactive maps in the world and counts world-renowned companies such as Princess Cruise Lines, AAA, Virgin Holidays, and the Bermuda Department of Tourism as customers.

Maintaining a state of the art production facility, teams of experienced programmers and designers, and a network of freelance photographers, VRX's Interactive Services Division (a leading, end-to-end, content solutions provider) provides custom content solutions to a wide range of industries including: Travel & Tourism, Education, Real Estate, Sports, Entertainment, Manufacturing, and Natural Resources.

About Virgin Holidays
In early 1984 an Anglo-American lawyer contacted Richard Branson with a proposal for involvement in a new airline called British Atlantic. Richard decided it was time for Virgin to diversify... The airline was renamed Virgin Atlantic Airways and on June 22nd 1984 Virgin's inaugural flight to Newark took off. The airline's policy was simple 'to provide all classes of travelers with the highest quality travel at the lowest cost' and this is a philosophy that is still in place today.

Following the creation of the airline, Virgin Holidays was started in 1985. It became operational in January 1986 with a view to selling seats on the new Virgin Atlantic routes to New York, Orlando and Miami. Since Virgin Holidays was founded it has gone from strength to strength. It now offers holidays to mainland USA, the Caribbean, the Far East, South Africa and Mauritius plus a well-established ski program in California and New England. Virgin Holidays has become the largest and most successful transatlantic tour operator, holding the position of the market leader to the USA and Florida. Virgin Holidays has also created a highly successful Caribbean program offering St Lucia, Antigua, Barbados and a number of other Caribbean islands. These holidays are based on direct flights to St Lucia, Barbados and Antigua with award winning Virgin Atlantic Airways.

On behalf of the Board of Directors of VRX Worldwide Inc.

"David MacLaren"

David MacLaren
President and CEO

Contacts:

For VRX Worldwide Inc.

Investor Relations	Public Relations.
Barry Girling	Steve Connolly
VRX Worldwide Inc.	VRX Studios Inc.
1(877)688-2321	(604)605-0067
Wbg@vrxworldwide.com	stevec@vrxstudios.com

For Virgin Holidays

Naomi Lewis
Public Relations Manager
00 44 1293 744261
Naomi.lewis@virginholidays.co.uk

VRX Worldwide Inc.
Suite 900 - 580 Hornby Street
Vancouver, B.C. V6C 3B6
Phone: (604) 688-2321
Fax: (604) 684-0642

vrxworldwide

12g No.: 82-4669

VRW#01-32

U.S. 12g#82-4669

VRX Studios Launches new Corporate Website and Online Marketing Campaign

Vancouver, B.C. (November 15, 2001) - - VRX Worldwide Inc. (CDNX:VRW) ("VRX") announced today that its subsidiary VRX Studios Inc. ("VRX") a leading, end-to-end, content solutions provider, has launched a completely revised version of its corporate website, www.vrxstudios.com. The new website will serve as the cornerstone of VRX's new online marketing campaign: "Seeing is Believing".

"Seeing is Believing", is the foundation of VRX's new online marketing campaign that utilizes VRX's powerful imagery. Over the past two years, VRX has created an archive of dynamic visual content that includes over 2,500 high quality virtual tours and interactive maps which it licenses to clients such as Princess Cruise Lines, The Hawaii Visitors and Convention Bureau, BWIA West Indies Airlines, and AAA. In addition to launching a new corporate website, over the next twelve months, VRX new online marketing campaign will include an aggressive email campaign that targets travel related companies servicing various geographic regions and sectors of the travel industry as well as those servicing or representing specific vacation destinations throughout the Caribbean, Mexico, and Hawaii.

"We are very excited about our new marketing and sales campaign, " stated David MacLaren, President & CEO of VRX Studios. "The Seeing is Believing campaign embodies everything that is VRX".

VRX's new corporate web site showcases the Company's state-of-the-art content solutions in an easy to navigate and informative format by dividing them into three separate categories: Products, Services, and Industries.

- The Products Section of the site explains the benefits of interactive maps and virtual tours, highlights different applications, and introduces MaxVR.com, which hosts VRX's extensive archive of dynamic visual content. MaxVR.com currently hosts over 3,000 high quality virtual tours and interactive maps of vacation destinations throughout the Caribbean, Mexico, US, and Canada. It is currently the largest online archive of its kind.

- The Services Section outlines the custom content solutions that VRX's Interactive Services Division offers, including custom interactive maps and virtual tours.

- The Industry Section illustrates how specific industries such as travel & tourism, education, recreation, and hospitality can utilize high quality virtual tours and interactive maps to educate and retain customers, and increase sales.

Each section provides a live example of one of the solutions that VRX has created for one of its clients. Each live example enables viewers to experience how VRX's intuitive content solutions work.

Complimenting the Content Solutions Section, VRX has added a Client Showcase that describes each project in detail, provides a live sample of the final solution, and a walk through of the customer's live site. VRX showcases four of its high profile clients: Princess Cruise Lines, Club Intrawest, The Bermuda Department of Tourism, and Virgin Holidays. Each showcase illustrates a unique application of VRX's intuitive content solutions.

"For the first time since VRX was founded, prospective clients have the opportunity to experience and explore the full array of content solutions that VRX offers in one convenient and easily accessible location," stated David MacLaren, President and CEO of VRX Studios. "The content solutions that we provide combine industry leading visual content with some of the best technologies available. The final product we that we create is lightweight, easy to navigate, and of the highest quality. There is simply no better way to showcase a destination, resort, or attraction and creating an interactive online showcase of our products and content solutions was the best way to educate our customers."

About VRX

VRX Studios Inc., a wholly owned subsidiary of VRX Worldwide Inc. (CDNX:VRW), owns and operates the largest syndicated archive of destination specific virtual tours and interactive maps in the world and counts world-renowned companies such as Virgin Holidays, Princess Cruises, AAA, and the Bermuda Department of Tourism as customers.

Maintaining a state of the art production facility, teams of experienced programmers and designers, and a freelance network of photographers, VRX's Services Division (a leading, end-to-end, content solutions provider) provides custom content solutions to a wide range of industries including: Education, Real Estate, Sports, Entertainment, Manufacturing, Natural Resources, and Travel & Tourism.

On behalf of the Board of Directors of VRX Worldwide Inc.

Per: "David MacLaren"

David MacLaren
President and CEO.

Contacts:

VRX Worldwide Inc.

Investor Relations	Public Relations
Barry Girling	Steve Connolly
1(877)688-2321	1(888)605-0059
wbg@vrxworldwide.com	stevec@vrxstudios.com

VRX Worldwide Inc.
Suite 900 - 580 Hornby Street
Vancouver, B.C. V6C 3B6
Phone: 604-688-2321
Fax: 604-684-0642

vrxworldwide

12g No.: 82-4669

VRX#01-33

U.S. 12g#82-4669

VRX Applies for Re-pricing of Outstanding Warrants

Vancouver, B.C. (November 16, 2001) - - VRX Worldwide Inc. (CDNX:VRW) ("VRX") announced today that it has made application to the CDNX to amend the terms of certain outstanding share purchase warrants as follows:

Financing Date	Current exercise price	Number of Warrants Re-priced	Revised Exercise price	Until	Price thereafter	Warrant Expiry
May 1999	$0.50	1,163,650	$0.15	May 26, 2002	$0.25	Nov. 26, 2002
September 1999	$0.65	502,500	$0.15	Sept. 15, 2002	$0.25	Mar. 15, 2003
November 1999	$0.65	1,250,000	$0.15	Sept. 15, 2002	$0.25	Mar. 15, 2003

The amendment to the terms of the warrants was made pursuant to the policies of the CDNX. Accordingly, only 10% of the warrants held by insiders have been re-priced as above. In addition, the warrants have been amended to shorten the exercise period to a period of 30 days if the closing price of the shares exceeds the revised price by 25% for ten consecutive trading days. The 30-day period will commence 7 calendar days from the tenth day in which the share price exceeds the revised price by 25%.

The above amendment to terms of the warrants is subject to the approval of the CDNX.

About VRX

VRX Studios Inc., a wholly owned subsidiary of VRX Worldwide Inc. (CDNX:VRW), owns and operates the largest syndicated archive of destination specific virtual tours and interactive maps in the world and counts world-renowned companies such as Virgin Holidays, Princess Cruises, AAA, and the Bermuda Department of Tourism as customers.

Maintaining a state of the art production facility, teams of experienced programmers and designers, and a freelance network of photographers, VRX's Services Division (a leading, end-to-end, content solutions provider) provides custom content solutions to a wide range of industries including: Education, Real Estate, Sports, Entertainment, Manufacturing, Natural Resources, and Travel & Tourism.

On behalf of the Board of Directors of VRX Worldwide Inc.

Per: "Robert McMorran"

Robert McMorran
Chief Financial Officer.

VRX Worldwide Inc.
Suite 900 - 580 Hornby Street
Vancouver, B.C. V6C 3B6
Phone: 604-688-2321

vrxworldwide

VRX#01-34 **U.S. 12g#82-4669**

VRX Forms Strategic Marketing Partnership With Bermuda Department of Tourism

Vancouver, B.C. (November 21, 2001) - - VRX Worldwide Inc. (CDNX:VRW) announced today that its wholly owned subsidiary VRX Studios Inc. (VRX), a leading, end-to-end, content solutions provider, has formed a strategic marketing partnership with the Bermuda Department of Tourism ("BDOT"), to market VRX's interactive services to Bermuda's 's hospitality members.

As part of the strategic partnership, the Bermuda Department of Tourism and VRX will jointly market VRX's interactive services packages, comprised of high quality 360° virtual tours and interactive maps, to Bermuda's 's hospitality members which include Bed and Breakfasts, Inns, Cottages, Suites & Apartments, Cottage Colonies, Small Hotels, and Resort Hotels. BDOT has recommended that Bermuda's accommodations engage VRX to create interactive content that will enable travel consumers to explore the beauty and charm of their properties prior to booking their vacations.

"Earlier this year we incorporated VRX's interactive maps and high quality virtual tours into our website. The response we received from travel consumers was tremendous and encouraged us to explore other ways of leveraging VRX's technology to help our online marketing efforts," commented Michael DeCouto, Manager Communications of BDOT. "Expanding the use of VRX's technology to help promote our hospitality members' properties was the next logical step and we expect a number of our members will take part in the program. There simply is no better way to showcase a resort."

VRX's Interactive Services Division will be responsible for creating and hosting the interactive content which will be used by BDOT to promote each property on its website, www.bermudatourism.com, the official website of the island of Bermuda.

"The Bermuda Department of Tourism was the first destination marketing organization to endorse VRX's interactive content and has been an exemplary partner from the beginning of our relationship," commented David MacLaren, President and CEO of VRX. "We look forward to expanding our relationship with the Bermuda Department of Tourism as well as working with their members to promote their products and services."

About VRX Studios Inc.
VRX Studios Inc., a wholly owned subsidiary of VRX Worldwide Inc. (CDNX:VRW), owns and operates the largest syndicated archive of destination specific virtual tours and interactive maps in the world and counts world-renowned companies such as Princess Cruise Lines, AAA, Virgin Holidays, the Bermuda Department of Tourism, and the Hawaiian Visitors and Convention Bureau as customers.

Maintaining a state of the art production facility, teams of experienced programmers and designers, and a network of freelance photographers, VRX's Interactive Services Division (a leading, end-to-end, content solutions provider) provides custom content solutions to a wide range of industries including: Travel & Tourism, Education, Real Estate, Sports, Entertainment, Manufacturing, and Natural Resources.

About Bermuda
Bermuda, just two hours by air from the East Coast, stretches for 21.6 miles along turquoise waters, surrounded by a 200 square-mile coral reef plateau. Bermuda's diverse activities offer an array of vacation options, including more golf courses per square mile and more wreck dives than anywhere else in the world, horseback riding, world-renowned deep sea fishing and smooth pink beaches to rest on by day's end. Accommodations range from luxury resorts to intimate guest cottages and family-run inns, all incorporating the sophistication and hospitality unique to the Bermuda experience. For more information, please call your travel agent or 1-800-BERMUDA or visit www.bermudatourism.com.

On behalf of the Board of Directors of VRX Worldwide Inc.

"*David MacLaren*"

David MacLaren
President and CEO

Contacts:

VRX Worldwide Inc.

Investor Relations	Public Relations.
Barry Girling	Steve Connolly
VRX Worldwide Inc.	VRX Studios Inc.
1(877)688-2321	(604)605-0067
wbg@vrxworldwide.com	stevec@vrxstudios.com

For the Bermuda Department of Tourism

Ani Zerounian/ Michelle Rikard
Lou Hammond & Assoc
(212) 308-8880
aniz@lhammond.com
michelle@hammond.com

12g No.: 82-4669

VRX Worldwide Inc.
Suite 900 - 580 Hornby Street
Vancouver, B.C. V6C 3B6
Phone: 604-688-2321

vrxworldwide

VRX#01-35 **U.S. 12g#82-4669**

VRX Signs GOGO Worldwide Vacations

Vancouver, B.C. (November 29, 2001) - - VRX Worldwide Inc. (CDNX:VRW) announced today that its wholly owned subsidiary VRX Studios Inc. (VRX) a leading, end-to-end, content solutions provider, has signed a licensing agreement with GOGO Worldwide Vacations, the largest privately owned leisure travel wholesale organization in the United States.

Under the agreement, VRX will provide GOGO with a non-exclusive, worldwide, license to use its extensive archive of dynamic visual content on its business-to-business website for U.S. travel agents, www.GOGOwwv.com, that is due to be re-launched this December. VRX's extensive archive includes thousands of 360° virtual tours and hundreds of dynamic interactive maps of popular vacation destinations throughout the Caribbean, Mexico, US, and Canada. For each destination, VRX utilizes industry leading 360° virtual tours to showcase the top tourist attractions and scenic points of interest and organizes these by integrating them into illustrated geographic maps.

"We are committed to providing travel agents with an industry-leading online travel resource that puts extensive travel content at their fingertips and can help them sell more of GOGO's extensive product line of vacation packages," stated Michele Catalano, Sr. Interactive Marketing Director of GOGO Worldwide Vacations. "The unrivaled quality, coverage, and format of VRX 's stunning visual content fits perfectly with our existing strategy. VRX's content will be a significant component of the information that we provide for each destination."

"GOGO Worldwide Vacations is considered to be the founder of the package vacation industry in North America," stated David MacLaren, President and CEO of VRX. "Their commitment to quality, innovative thinking, and customer experience has grown the company into the largest tour operator in the US. We are proud to be part of the GOGO experience."

About VRX Studios Inc.
VRX Studios Inc., a wholly owned subsidiary of VRX WorldWide Inc. (CDNX:VRW), owns and operates the largest syndicated archive of destination specific virtual tours and interactive maps in the world and counts world-renowned companies such as Virgin Holidays, Princess Cruises, AAA, and the Bermuda Department of Tourism as customers.

Maintaining a state of the art production facility, teams of experienced programmers and designers, and a freelance network of photographers, VRX's Services Division (a leading, end-to-end, content solutions provider) provides custom content solutions to a wide range of industries including: Education, Real Estate, Sports, Entertainment, Manufacturing, Natural Resources, and Travel & Tourism.

About GOGO Worldwide Vacations

GOGO Worldwide Vacations is the largest leisure travel wholesaler in the U.S, servicing over 20,000 travel agencies nationwide from local offices, via airline systems such as SABRE Tourguide, and through its web site at www.gogowwv.com. GOGO enjoys a 50-year reputation as an industry leader in product, service, and reliability, offering travel agents the largest variety of package vacations in the world.

On behalf of the Board of Directors of VRX WorldWide Inc.

"David MacLaren"

David MacLaren
President and CEO

Contacts:

VRX WorldWide Inc.

Investor Relations
Barry Girling
VRX Worldwide Inc.
1(877)688-2321
wbg@vrxworldwide.com

VRX Studios Inc.
Steve Connolly
VRX Studios Inc.
(604)605-0067
stevec@vrxstudios.com

For GOGO Worldwide Vacations

Andre Haroche, CIO
GOGO Worldwide Vacations
(201) 934-3746
harochea@gogowwv.com

VRX Worldwide Inc.
580 Hornby Street, 9th Floor
Vancouver, B.C. V6C 3B6
Phone: 688-2321
Fax: 684-0642

VRX#01-36 **U.S. 12g#82-4669**

VRX Signs Agreement with Expedia, Inc.

Vancouver, B.C. (December 10, 2001) - - VRX Worldwide Inc. (CDNX:VRW) announced today that its subsidiary VRX Studios Inc. has signed an agreement with Expedia, Inc. (Nasdaq:EXPE). More details will be made available at a future time.

About VRX Studios Inc.

VRX Studios Inc., a wholly owned subsidiary of VRX Worldwide Inc. (CDNX:VRW), owns and operates the largest syndicated archive of destination specific virtual tours and interactive maps in the world and counts world-renowned companies such as Princess Cruise Lines, AAA, Virgin Holidays, the Bermuda Department of Tourism, and the Hawaiian Visitors and Convention Bureau as customers.

Maintaining a state of the art production facility, teams of experienced programmers and designers, and a network of freelance photographers, VRX's Interactive Services Division (a leading, end-to-end, content solutions provider) provides custom content solutions to a wide range of industries including: Travel & Tourism, Education, Real Estate, Sports, Entertainment, Manufacturing, and Natural Resources.

On behalf of the Board of Directors of VRX WorldWide Inc.

Per: "David MacLaren"

David MacLaren
President and CEO

Contacts:

VRX WorldWide Inc.

12g No.: 82-4669

Investor Relations
Barry Girling
VRX Worldwide Inc.
1(877)688-2321
Wbg@vrxworldwide.com

VRX Studios Inc.
Steve Connolly
VRX Studios Inc.
(604)605-0067
stevec@vrxstudios.com

vrxworldwide

VRX Worldwide Inc.
Suite 900 - 580 Hornby Street
Vancouver, B.C. V6C 3B6
Phone: 604-688-2321
Fax: 604-684-0642

VRX#01-37 **U.S. 12g#82-4669**

Options Granted

Vancouver, B.C. (December 24, 2001) - - VRX Worldwide Inc. (CDNX:VRW) announced today that it has applied to the CDNX to amend the terms of certain options outstanding to employees and consultants to the Company. The Company has agreed to adjust the exercise price of a total of 443,900 options to $0.10 per share. All other terms of the options remain unchanged.

In addition, the Company has granted a total of 1,090,000 options at an exercise price of $0.10 per share for a period of five years to directors officers and employees of the Company. The grant of the options is subject to the approval of the CDNX.

About VRX

VRX Studios Inc. owns and operates the largest syndicated archive of destination specific virtual tours and interactive maps in the world and counts world-renowned companies such as Virgin Holidays, Princess Cruises, and the Bermuda Department of Tourism as customers.

Maintaining a state of the art production facility, teams of experienced programmers and designers, and a freelance network of photographers, VRX's Services Division (a leading, end-to-end, content solutions provider) provides custom content solutions to a wide range of industries including: Education, Real Estate, Sports, Entertainment, Manufacturing, Natural Resources, and Travel & Tourism.

On behalf of the Board of Directors of VRX WorldWide Inc.

Per: "*David MacLaren*"

David MacLaren
President and CEO

12g No.: 82-4669

VRX Worldwide Inc.
Suite 900 - 580 Hornby Street
Vancouver, B.C. V6C 3B6
Phone: 688-2321
Fax: 684-0642

vrxworldwide

12g No.: 82-4669

VRX#02-01

U.S. 12g#82-4669

VRX Studios Creates Dynamic Visual Content of Club Intrawest's Prestigious Palm Desert Resort

Vancouver, B.C. (February 5, 2002) - - VRX Worldwide Inc. (CDNX:VRW) announced today that its subsidiary VRX Studios Inc. ("VRX") a leading, end-to-end, content solutions provider, has completed its second project with Intrawest Resort Ownership Corp. ("Club Intrawest"), a division of Intrawest Corporation (TSE.ITW or NYSE.IDR), the leading developer and operator of village-centered destination resorts across North America.

As part of the project, VRX created a dynamic, interactive virtual tour of Club Intrawest's prestigious Palm Desert Resort and the Coachella Valley, the Mecca of the golf world. Coachella Valley contains well-known vacation destinations such as Palm Desert, Palm Springs and Cathedral City and is only 2-½ hours from Los Angeles. With over 100 golf courses and 600 tennis courts along with various other popular tourist attractions and natural wonders, the Coachella Valley provides an exceptional vacation experience. To convey this experience, VRX developed an interactive overview map that encompasses the Palm Desert, Palm Springs, Cathedral City, and Indio areas, and created high quality virtual tours of the popular tourist attractions throughout the Valley.

To showcase Club Intrawest - Palm Desert, which is located adjacent to the popular Desert Willow Golf Resort, VRX created an interactive overview map of the entire property, multiple interactive room layouts, and dozens of high quality virtual tours of the resorts' facilities, amenities, common areas, and accommodations. The completed product will allow Club Intrawest's Members, and hotel guests to virtually explore the splendor and charm of Club Intrawest - Palm Desert as well as the natural beauty of the Coachella Valley - from anywhere in the World.

"The content solution that VRX created for our Club Intrawest - Vancouver proved so popular with our Members that coverage of Club Intrawest - Palm Desert was moved forward by several months. VRX's content solutions are some of the best in the business, they operate on all platforms, are simple to use, and the quality is unmatched," stated Craig Oliver, Web Envisioneer of Club Intrawest. "VRX's creative style and unique application of rich media technologies is an ideal way to capture the Club Intrawest experience online and communicate to our customers before they arrive at our resort. The content solutions developed with VRX assist our Members in making informed and confident travel decisions."

"Club Intrawest's online marketing initiatives reflect the company's high standards in delivering a unique and completely flexible vacation ownership concept," commented David MacLaren, president and CEO of VRX Worldwide Inc. "Club Intrawest was one of the first destination resort companies to recognize the marketing power of VRX's content solutions. Since Club Intrawest launched the content that VRX created of Club Intrawest's luxurious new Club Vancouver, the demand for VRX's content solutions has grown exponentially. "

About VRX

VRX Studios Inc. owns and operates the largest syndicated archive of destination specific virtual tours and interactive maps in the world and counts world-renowned companies such as Virgin Holidays, Princess Cruises, and the Bermuda Department of Tourism as customers.

Maintaining a state of the art production facility, teams of experienced programmers and designers, and a freelance network of photographers, VRX's Services Division (a leading, end-to-end, content solutions provider) provides custom content solutions to a wide range of industries including: Education, Real Estate, Sports, Entertainment, Manufacturing, Natural Resources, and Travel & Tourism. To find out more about VRX Studios visit www.vrxstudios.com.

About Club Intrawest

Club Intrawest is Intrawest's innovative and completely flexible vacation ownership concept. Members enjoy five-star accommodations at some of the world's premier four-season vacation destinations. With Club Intrawest's Resort Point system, you enjoy the ultimate flexibility of daily scheduling. You are never locked into a specific week or length of stay at a specific resort. Club Intrawest operates Club locations in Vancouver, Whistler and Panorama, BC; Tremblant, PQ; Palm Desert, California; and Kauai, in the Hawaiian Islands, and is expanding with a new location this Spring in Sandestin, Florida. Visit Club Intrawest online at www.clubintrawest.com to learn more.

On behalf of the Board of Directors of VRX Worldwide Inc.

Per: "David MacLaren"
David MacLaren
President and CEO

Contacts:

VRX Worldwide Inc.

Investor Relations	Public Relations
Barry Girling	Steve Connolly
VRX Worldwide Inc.	VRX Studios Inc.
1(877)688-2321	(604)605-0067
wbg@vrxworldwide.com	stevec@vrxstudios.com

For Club Intrawest

Craig Oliver
Web Envisioneer
Club Intrawest
(604)331-3201
coliver@intrawest.com

VRX Worldwide Inc.
Suite 900 - 580 Hornby Street
Vancouver, B.C. V6C 3B6
Phone: 604-688-2321
Fax: 604-684-0642

vrxworldwide

12g No.: 82-4669

VRX#02-02

U.S. 12g#82-4669

VRX Studios, TELUS to Deliver World-Class Travel Content to Online Canadians

Vancouver, B.C. (March 12, 2002) - - VRX Worldwide Inc. (CDNX:VRW) announced today that its subsidiary VRX Studios Inc. ("VRX") a leading, end-to-end, content solutions provider, has signed a one year licensing agreement with TELUS Corporation (TSE:T and T.A/NYSE:TU), one of Canada's leading telecommunications companies, to provide world-class travel content through its national web portals.

Under the agreement, VRX will provide TELUS with a non-exclusive, worldwide, license to use its extensive archive of dynamic visual content on its national portals, www.myBC.com and www.Alberta.com. VRX's archive of travel related content includes the world's most extensive collection of high quality 360° virtual tours and interactive maps of popular vacation destinations throughout the Caribbean, Mexico, US, and Canada.

MyBC.com, TELUS' first national web portal, was launched in April 1999 and has quickly become B.C.'s most popular portal with over 25 million page views per month. Alberta.com, launched by TELUS in January 2000, has grown from 500,000 page views in its' first month to over 15 million page views per month. Both sites offer a daily mix of news, sports, financial, travel and weather information.

"This agreement is an important step for TELUS in advancing our online content offerings," said Geoff Hultin, Director TELUS Multimedia Solutions, TELUS. "We plan to continue to partner with leading content providers to provide Canadians with the best online experience possible. VRX's high quality virtual tours and interactive maps are an excellent example of what consumers should expect from the Internet."

"TELUS's approach to the Internet is centered on three simple principles: ease of use, convenience and simplicity," stated David MacLaren, President and CEO of VRX Studios. "This approach fits perfectly with our mandate of creating user friendly, informative, and effective content solutions. We look forward to working with TELUS and helping them meet the ever-growing content demands of online consumers."

About VRX

VRX Studios Inc. owns and operates the largest syndicated archive of destination specific virtual tours and interactive maps in the world and counts world-renowned companies such as Virgin Holidays, Princess Cruises, and the Bermuda Department of Tourism as customers.

Maintaining a state of the art production facility, teams of experienced programmers and designers, and a freelance network of photographers, VRX's Services Division (a leading, end-to-end, content solutions provider) provides custom content solutions to a wide range of industries including: Education, Real Estate, Sports, Entertainment, Manufacturing, Natural Resources, and Travel & Tourism.

About TELUS

TELUS Corporation (TSE: T, T.A; NYSE: TU) is one of Canada's leading telecommunications companies providing a full range of telecommunications products and services that connect Canadians to the world. The company is the leading service provider in Western Canada and provides data, Internet Protocol, voice and wireless services to Central and Eastern Canada. TELUS operates an online and wireless portal network that includes myBC.com, Alberta.com, myTO.com and the online French-language TELUS Québec portals, Globetrotter.net and Bizznys.com. As popular Web sites featuring news, sports, entertainment and communication services, these portals generate traffic to support local merchant advertising and e-commerce.

On behalf of the Board of Directors of VRX Worldwide Inc.

Per: "***David MacLaren***"

David MacLaren
President and CEO

Contacts:

VRX Worldwide Inc.

Investor Relations
Barry Girling
VRX Worldwide Inc.
1(877)688-2321
wbg@vrxworldwide.com

Public Relations
Steve Connolly
VRX Studios Inc.
(604)605-0067
stevec@vrxstudios.com

TELUS Corporation

Carmelle Boston
TELUS
(780) 493.2462
Carmelle.boston@telus.com

vrxworldwide

12g No.: 82-4669

VRX Worldwide Inc.
580 Hornby Street, 9th Floor
Vancouver, B.C. V6C 3B6
Phone: 604-688-2321
Fax: 604-684-0642

VRX#02-03 **U.S. 12g#82-4669**

VRX Studios, Virgin Holidays Caribbean Update

Vancouver, B.C. (March 18, 2002) - - VRX Worldwide Inc. (CDNX:VRW) announced today that the strategic marketing partnership between its wholly owned subsidiary, VRX Studios Inc., and Virgin Holidays has been very successful to date with VRX having signed some of the Caribbean's premier hotels and resorts as clients.

As part of the strategic partnership announced in November 2001, VRX and Virgin Holidays launched an aggressive marketing campaign promoting the value of VRX's products and services to Virgin Holidays' preferred hospitality partners throughout the Caribbean. To date, over 50% of Virgin Holidays' preferred hospitality partners in the Caribbean who have been contacted have purchased a virtual tour package from VRX. As of this release, VRX has completed coverage of the participating hotel properties on Barbados, Saint Lucia, and Antigua. Some of the higher profile properties covered include the Jalousie Hilton Resort & Spa St. Lucia, Sandals St. Lucia Golf Resort & Spa, Blue Waters Hotel (Antigua), Sandals Antigua, Southern Palms (Barbados), and Cobblers Cove (Barbados). VRX's next stop under the Virgin Holiday's program is Jamaica and then the Bahamas. Later this year, VRX and Virgin plan to launch a similar marking campaign targeting Virgin's preferred hospitality partners in South Africa.

"Virgin Holidays is an exceptional partner to work with. They stay abreast of the latest technologies and move quickly to seize strategic opportunities," stated David MacLaren, President and CEO of VRX. "Our strategic partnership has introduced us to some of the leading hospitality providers in the Caribbean and I am happy to report that the majority of them have recognized the exceptional quality and effectiveness of our products and services and have decided to make us part of their online marketing strategies."

As part of the Virgin Holidays program, VRX creates user-friendly interactive maps and high quality virtual tours of each resort and hosts the new interactive content on both Virgin Holidays website, www.virginholidays.com, and on each respective hospitality partners website. The first interactive maps and virtual tours completed by VRX as part of the Virgin Holidays campaign appeared on their website in early February 2002.

The first participating resort to incorporate their new interactive content into their own website was Cobblers Cove (Barbados), a member of the prestigious Relais & Chateaux Association. Their new content went live on their site, www.cobblerscove.com, in late January 2002. "We were very impressed with the quality of all aspects of VRX's work from the professionalism of the field crews to the finished product, " stated Hamish Watson, President of Cobblers Cove. "The VRX content is an integral part of our online strategy and one of the more frequented pages of our website."

About VRX

VRX Studios Inc., a wholly owned subsidiary of VRX Worldwide Inc. (CDNX: VRW), owns and operates the largest syndicated archive of destination specific virtual tours and interactive maps in the world and counts world-renowned companies such as Virgin Holidays, Expedia, Princess Cruise Lines, AAA, and the Bermuda Department of Tourism as customers.

Maintaining a state of the art production facility, teams of experienced programmers and designers, and a freelance network of photographers, VRX's Interactive Services Division (a leading, end-to-end, content solutions provider) provides custom content solutions to a wide range of industries including: Education, Real Estate, Sports & Entertainment, Manufacturing, Natural Resources, and Travel & Tourism. To find out more about VRX Studios visit www.vrxstudios.com.

12g No.: 82-4669

About Virgin Holidays

Following the creation of the Virgin Atlantic Airways, Virgin Holidays was started in 1985. It became operational in January 1986 with a view to selling seats on the new Virgin Atlantic routes to New York, Orlando and Miami. Since Virgin Holidays was founded it has gone from strength to strength. It now offers holidays to mainland USA, the Caribbean, the Far East, South Africa and Mauritius plus a well-established ski program in California and New England. Virgin Holidays has become the largest and most successful transatlantic tour operator, holding the position of the market leader to the USA and Florida. Virgin Holidays has also created a highly successful Caribbean program offering St Lucia, Antigua, Barbados and a number of other Caribbean islands. These holidays are based on direct flights to St Lucia, Barbados and Antigua with award winning Virgin Atlantic Airways.

About Cobblers Cove

Located on the island of Barbados in the West Indies, Cobblers Cove is a privately owned English Country House style hotel, with spacious comfortable rooms, courteous staff and excellent food. A member of the prestigious Relais & Chateaux, Cobblers Cove is one of the best-loved hotels in the Caribbean.

On behalf of the board of directors of VRX Worldwide Inc.

"***David MacLaren***"

David MacLaren
President and CEO

Contacts:

VRX Worldwide Inc.

Investor Relations
Barry Girling
VRX Worldwide Inc.
1(877)688-2321
wbg@vrxworldwide.com

Public Relations
Steve Connolly
VRX Studios Inc.
(604)605-0067
stevec@vrxstudios.com

For Virgin Holidays

Naomi Lewis
Public Relations Manager
00 44 1293 744261
Naomi.lewis@virginholidays.co.uk

For Cobbler's Cove Resort
Hamish Watson
(246) 422-2291
hwatson@cobblerscove.com

VRX Worldwide Inc.
Suite 900 - 580 Hornby Street
Vancouver, B.C. V6C 3B6
Phone: 604-688-2321
Fax: 604-684-0642

vrxworldwide

12g No.: 82-4669

VRX#02-04

U.S. 12g#82-4669

Options Granted

Vancouver, B.C. (March 20, 2002) - - VRX Worldwide Inc. (CDNX:VRW) announced today that it has granted a total of 150,000 options to employees and consultants. Of this total 50,000 are at an exercise price of $0.10 per share and 100,00 are at an exercise price of $0.16. Both grants of options are exercisable for a period of five years and are subject to the approval of the CDNX.

About VRX

VRX Studios Inc. owns and operates the largest syndicated archive of destination specific virtual tours and interactive maps in the world and counts world-renowned companies such as Virgin Holidays, Princess Cruises, and the Bermuda Department of Tourism as customers.

Maintaining a state of the art production facility, teams of experienced programmers and designers, and a freelance network of photographers, VRX's Services Division (a leading, end-to-end, content solutions provider) provides custom content solutions to a wide range of industries including: Education, Real Estate, Sports, Entertainment, Manufacturing, Natural Resources, and Travel & Tourism.

On behalf of the Board of Directors of VRX WorldWide Inc.

Per: "*David MacLaren*"

David MacLaren
President and CEO

VRX Worldwide Inc.
Suite 900 - 580 Hornby Street
Vancouver, B.C. V6C 3B6
Phone: 604-688-2321
Fax: 604-684-0642

vrxworldwide

12g No.: 82-4669

VRX#02-05

U.S. 12g#82-4669

VRX Studios Partners with Tourism Vancouver

Vancouver, B.C. (March 25, 2002) - - VRX Worldwide Inc. (CDNX:VRW) announced today that its subsidiary VRX Studios Inc. ("VRX") a leading, end-to-end, content solutions provider, has signed an multi-faceted agreement with The Greater Vancouver Convention and Visitors Bureau (Tourism Vancouver), the official Destination Marketing Organization (DMO) for Vancouver, Canada.

As part of the agreement, VRX will provide Tourism Vancouver with a non-exclusive, worldwide license to use its extensive archive of high quality virtual tours of Greater Vancouver's leading tourist attractions on the official Tourism Vancouver website, www.tourismvancouver.com. In addition, Tourism Vancouver has commissioned VRX to create a new interactive map of the Greater Vancouver area that will identify each of Greater Vancouver's 18 municipalities. The new interactive map will be prominently featured on Tourism Vancouver's website as well as incorporated into VRX's syndicated archive of interactive maps and virtual tours. In turn, the map will be made available to the general public through websites such as Canada.com, Canoe.ca and MyBC.com as well as to other clients who have access to VRX's syndicated archive through its B2B website, www.maxvr.com.

Over the coming months, VRX and Tourism Vancouver intend to expand the new interactive map of Greater Vancouver, creating an informative and highly functional interactive information source that includes detailed drill-down maps of each municipality populated with high quality virtual tours that showcase each municipality's popular tourist attractions, retail locations, galleries, restaurants, and accommodations. As part of the expansion process, VRX will customize its' existing maps of Vancouver and include many of the virtual tours from its' extensive archive to highlight the attractions in each area.

Each of Tourism Vancouver's 1,000 plus members will have the opportunity to have their location added to the new interactive maps of Greater Vancouver along with one or more virtual tours of their establishment. Tourism Vancouver's popular website, www.tourismvancouver.com, currently receives over 100,000 unique visits per month and is one of Tourism Vancouver's most effective tools for promoting Vancouver and its members to meeting planners, travel influencers, travel media, and independent tourists from all of the world.

"Our partnership with VRX will allow us to take yet another step in online marketing initiatives for the benefit of our members and customers," said Mary Prefontaine, director of Business & Government Relations for Tourism Vancouver. "Our members now have the opportunity to showcase their businesses to the 100,000 plus tourists who frequent the Tourism Vancouver website each month. Ultimately, we'll have one of the most compelling online offerings with comprehensive content in an incredibly user friendly format."

In a related development, VRX has become a member of Tourism Vancouver, which opens the door for VRX to work with other members of the organization in promoting travel to the Greater Vancouver area. In turn, Tourism Vancouver will introduce and promote VRX in its "Best Cities" project, an alliance of some of the world's top destination-marketing organizations.

"Our agreement with Tourism Vancouver has enabled us to expand our business model, for the first time offering our services to restaurants, galleries, retailers and other local tourism related businesses, "commented David MacLaren, president and CEO of VRX. "Before our initiative with Tourism Vancouver, these companies didn't have an effective online forum to showcase their businesses. Through our partnership with Tourism Vancouver, we will have the opportunity to work closely with the City, the Province, and Tourism Vancouver to promote their businesses, Greater Vancouver, and its many attractions."

About VRX

VRX Studios Inc. owns and operates the largest syndicated archive of destination specific virtual tours and interactive maps in the world and counts world-renowned companies such as Expedia, Virgin Holidays, Princess Cruise Lines, AAA, and the Bermuda Department of Tourism as customers.

Maintaining a state of the art production facility, teams of experienced programmers and designers, and a freelance network of photographers, VRX's Services Division (a leading, end-to-end, content solutions provider) provides custom content solutions to a wide range of industries including: Education, Real Estate, Sports & Entertainment, Manufacturing, Natural Resources, and Travel & Tourism.

About Tourism Vancouver

Established in 1902, Tourism Vancouver is a non-profit business association of over 1,000 members representing local tourism endeavours. Tourism Vancouver's focus is on building exceptional customer relationships. Their primary customers are meeting planners, travel influencers, travel media and independent tourists. Our efforts generate demand for the destination, thereby creating value for members and stakeholders. Innovation, partnership, research and accountability guide our approach. We utilize person-to-person and technology-based sales, marketing and visitor servicing activities to achieve results. Through positive positioning of both the organization and the destination, our leadership benefits the society, culture, environment and economy of Greater Vancouver.

Contacts

VRX Worldwide Inc.

Investor Relations	Public Relations
Barry Girling	Steve Connolly
VRX Worldwide Inc.	VRX Studios Inc.
1(877)688-2321	(604)605-0067
wbg@vrxworldwide.com	stevec@vrxstudios.com

Tourism Vancouver

Walt Judas, Director, Marketing Communications
604.631.2882
wjudas@tourismvancouver.com

600, 530-8th Avenue S.W., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax: (403) 267-6529

April 10, 2002

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
Canadian Venture Exchange (CDNX)

Dear Sirs:

Subject: VRX Worldwide Inc.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	:	Annual General
2.	Security Description of Voting Issue	:	Common Shares
3.	CUSIP Number	:	918 28X 106
4.	Record Date	:	May 10, 2002
5.	Meeting Date	:	June 28, 2002
6.	Meeting Location	:	Vancouver, BC

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Signed By"
Tara Odbert
Assistant Account Manger
Stock Transfer Services
Direct Dial No: 403-267-6831

cc: VRX Worldwide Inc.
Attention: Barry Girling

12g No.: 82-4669

VRXworldwide

VRX Worldwide Inc.
Suite 900 - 580 Hornby Street
Vancouver, B.C. V6C 3B6
Phone: 604-688-2321
Fax: 604-684-0642

April 8, 2002

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
Canadian Venture Exchange

Dear Sirs:

Subject: VRX Worldwide Inc.

We advise the following with respect to the upcoming Annual General Meeting for the subject Corporation:

1.	Meeting Type	:	Annual
2.	Security Description of Voting Issue	:	Common Shares
3.	CUSIP Number	:	91828X106
4.	Record Date	:	May 10, 2002
5.	Meeting Date	:	June 28, 2002
6.	Meeting Location	:	Vancouver, B.C.

Yours truly,

VRX WORLDWIDE INC.

Signed by "Barry Girling"
Director

cc: Computershare Trust Company of Canada
Attention: Phyllis Pyzda

12g No.: 82-4669

12g No.: 82-4669

BC FORM 51-901

Quarterly Report

Incorporated as part of:	[X]	Schedule A
	[ ]	Schedules B & C

ISSUER DETAILS:

For Quarter Ended:	June 30, 2001
Date of Report:	August 29, 2001
Name of Issuer:	**VRX WORLDWIDE INC. (Formerly CAMBRIDGE VENTURES LTD.)**
Issuer's Address:	#200 – 580 Hornby Street
	Vancouver, BC, V6C 3B6
Issuer's Fax Number:	(604) 684-0642
Issuer's Phone Number:	(604) 688-2321
Contact Name:	Robert G. McMorran
Contact Position:	Director
Contact Telephone Number:	(604) 688-2321
Contact Email Address	rgm@vrxworldwide.com
Website Address	www.vrxworldwide.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder that requests it.

Robert G. McMorran	*"Robert G. McMorran"*	01/08/29
Name of Director	**Signed (typed)**	**Date Signed (YY/MM/DD)**
David S. MacLaren	*"David S. MacLaren"*	01/08/29
Name of Director	**Signed (typed)**	**Date Signed (YY/MM/DD)**

200 – 580 Hornby Street
Vancouver, British Columbia
Canada V6C 3B6

Tel: (604) 688-2321
Fax: (604) 684-0642

Web Site: www.vrxworldwide.com
E-mail: info@vrxworldwide.com

VRX WORLDWIDE INC.
(formerly Cambridge Ventures Ltd.)

Consolidated Financial Statements

For the Quarter Ended June 30, 2001

(Prepared without Audit)

12g No.: 82-4669

VRX WORLDWIDE INC.
(formerly Cambridge Ventures Ltd.)

Consolidated Balance Sheets

	June 30, 2001 (prepared without Audit)	December 31, 2000 Audited
Assets		
Current assets		
Cash and cash equivalents	$ 22,531	$ 132,691
Accounts receivable	50,933	27,590
Prepaid expenses	777	49,424
	74,241	209,705
Deposits in trust	22,815	22,815
Mineral properties and deferred expenditures	10	10
Capital assets	192,929	221,370
Acquired technology	2,456,596	709,592
	$ 2,746,591	$ 1,163,492
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 261,330	$ 180,137
Deferred revenue	39,247	8,037
Due to related parties	51,463	-
	352,040	188,174
Share subscription	40,000	-
Future income tax liability	50,775	50,775
Minority interest	-	89,148
	442,815	328,097
Shareholders' Equity		
Share capital	5,918,389	3,111,051
Deficit	(3,614,613)	(2,275,656)
	2,303,776	835,395
	$ 2,746,591	$ 1,163,492

12g No.: 82-4669

VRX WORLDWIDE INC.
(formerly Cambridge Ventures Ltd.)
Consolidated Statements of Operations and Deficit
(Prepared without audit)

	Six Months Ended June 30		Three Months Ended June 30	
	2001	**2000**	**2001**	**2000**
Revenue				
Image licencing fees	$ 36,267	$ -	$ 19,817	$ -
Custom design fees	111,738	-	106,738	-
Interest income	2,000	2,581	4	1,518
	150,005	2,581	126,559	1,518
Expenses				
Consulting	48,935	25,120	9,219	11,000
Management fees	42,600	13,600	21,300	7,300
Amortization	54,564	120	30,001	60
Financing fees	-	16,000	-	16,000
Professional fees	24,714	30,865	15,178	17,450
Salaries and benefits	244,528	-	102,137	-
Telecommunications	35,770	1,358	20,884	1,747
Investor relations and shareholder	42,076	12,354	7,030	8,354
Marketing and product promotion	58,867	-	16,168	-
Transfer Agent and regulatory fees	21,262	14,071	7,330	9,501
Annual Report, and printing	6,228	7,078	6,010	2,332
Office lease	25,589	4,109	12,658	2,447
Office operations and sundry	24,051	7,450	17,231	5,000
Travel and entertainment	5,470	1,168	265	99
Foreign exchange (gain) loss	2,460	-	2,754	-
	637,114	133,293	268,165	81,290
Loss before other expenses	(487,109)	(130,712)	(141,606)	(79,772)
Amortization of acquired technology	(851,848)	-	(425,924)	-
Net loss for the period	(1,338,957)	(130,712)	(567,530)	(79,772)
Deficit at beginning of period	(2,275,656)	(1,109.534)	(3,047,083)	(1,160,474)
Deficit at end of period	$ (3,614,613)	$ (1,240,246)	$ (3,614,613)	$ (1,240,246)
Loss per share	$ (0.07)	$ (0.01)	$	$
Weighted average number of shares	20,596,912	13,071,181		

12g No.: 82-4669

VRX WORLDWIDE INC.
(formerly Cambridge Ventures Ltd.)
Consolidated Statements of Cash Flows
(Prepared without audit)

	Six Months Ended June 30		Three Months Ended June 30	
	2001	**2000**	**2001**	**2000**
Cash flows from operating activities				
Net loss	$ (1,338,957)	$ (130,712)	$ (567,530)	$ (79,772)
Items not affecting cash				
Amortization of acquired technology	851,848	-	425,924	-
Depreciation	54,564	120	30,001	60
	(432,545)	(130,592)	(111,605)	(79,712)
Changes in non-cash working capital				
(Increase) decrease in accounts receivable	(23,343)	76,622	(8,059)	1,841
Decrease in prepaid expenses	48,647	-	798	-
Increase (decrease) in accounts payable and accrued liabilities	81,193	(10,043)	103,353	(5,031)
Deferred revenue	31,210	-	8,267	-
Due to related parties	51,463	-	(10,000)	-
	(243,375)	(64,013)	(17,246)	(82,902)
Cash flows from investing activities				
Investment - VRX Studios Inc.	-	(300,000)	-	(300,000)
Advances - VRX Studios Inc.	-	(171,184)	-	(24,834)
Deposits in trust	-	(42,411)	-	(21,411)
Deferred expenditures (net of option payments)	-	(4,685)	-	(4,685)
Proceeds on disposal of capital assets	6,039	-	-	-
Purchase of capital assets	(32,162)	-	(32,162)	-
	(26,123)	(518,280)	(32,162)	(350,930)
Cash flows from financing activities				
Common shares issued for cash	119,338	308,525	53,838	-
Special warrants issued for cash	-	602,301	-	602,301
Share subscription	40,000	-	-	-
	159,338	910,826	53,838	602,301
Net cash and cash equivalents provided during the period	(110,160)	328,533	4,430	168,469
Cash and cash equivalents – beginning of period	132,691	66,455	18,101	226,519
Cash and cash equivalents – end of period	$ 22,531	$ 394,988	$ 22,531	$ 394,988

12g No.: 82-4669

VRX WORLDWIDE INC.

Notes to financial statements

For the period ended June 30, 2001

1. Significant Accounting Policies

These interim consolidated financial statements are prepared by the Company in accordance with Canadian generally accepted accounting principles, following accounting policies consistent with the Company's audited consolidated financial statements and notes thereto for the year ended December 31, 2000, except that effective January 1, 2001, the Company adopted the "Earnings Per Share" standards issued by the Canadian Institute of Chartered Accountants. The standard requires the use of the treasury stock method for calculating fully diluted earning per share. For the periods presented, all options and warrants are anti-dilutive and therefore, the diluted loss per share is the basic loss per share.

These consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and the accompanying notes for the year ended December 31, 2000.

BC FORM 51-901

QUARTERLY REPORT

Incorporated as part of:	[ ]	Schedule A
	[X]	Schedules B & C

ISSUER DETAILS:

For Quarter Ended:	June 30, 2001
Date of Report:	August 29, 2001
Name of Issuer:	**VRX WORLDWIDE INC. (formerly CAMBRIDGE VENTURES LTD.)**
Issuer's Address:	#200 – 580 Hornby Street Vancouver, BC, V6C 3B6
Issuer's Fax Number:	(604) 684-0642
Issuer's Phone Number:	(604) 688-2321
Contact Name:	Robert G. McMorran
Contact Position:	Director
Contact Telephone Number:	(604) 688-2321
Contact Email Address	rgm@vrxworldwide.com
Website Address	www.vrxworldwide.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder that requests it.

Robert G. McMorran	*"Robert G. McMorran"*	01/08/29
Name of Director	**Signed (typed)**	**Date Signed (YY/MM/DD)**
David S. MacLaren	*"David S. MacLaren"*	01/08/29
Name of Director	**Signed (typed)**	**Date Signed (YY/MM/DD)**

12g No.: 82-4669

VRX WORLDWIDE INC. (formerly, Cambridge Ventures Ltd.)

Schedule B: SUPPLEMENTARY INFORMATION

1) Analysis of expenses and deferred costs:

See unaudited financial statements for breakdown by major category of expenditures. Furhter deatails for select expense items are as follows:

Costs and Expenses	**Amount $**
Consulting fees and management fees:	
- Photography, technical and production	37,335
- Other	11,600
	48,935
Professional fees:	
- Legal	7,536
- Audit	17,178
	24,714
Investor relations:	
- Investors care	25,004
- Consulting fees and expenses	17,072
	42,076

2) Related party transactions:

During the second quarter ended June 30, 2001, the Company was charged $42,600 by a Company controlled by Robert G. McMorran (director and C.F.O) for management fees and administrative services and in addition was charged a further $12,000 by a Company controlled by W. Barry Girling (director) for investor relations and corporate development services, and paid $25,000 to David MacLaren (director and president) as salary.

12g No.: 82-4669

3) **Summary of securities issued and options granted for the year-to-date period:**

a. **Summary of securities issued during period ended June 30, 2001:**

Date of Issue	Type of Security	Type of Issue	Number of Securities Issued	Price	Total Proceeds	Type of Consideration	Commission Paid
January 10, 2001	Common Shares	Options Exercised	145,000	$0.10	$ 14,500	Cash	N/A
January 25, 2001	Common Shares	Options Exercised	35,000	$0.10	3,500	Cash	N/A
February 5, 2001	Common Shares	Options Exercised	15,000	$0.10	1,500	Cash	N/A
February 8, 2001	Common Shares	Options Exercised	10,000	$0.10	1,000	Cash	N/A
February 16, 2001	Common Shares	Options Exercised	100,000	$0.10	10,000	Cash	N/A
March 1, 2001	Common Shares	Options Exercised	100,000	$0.10	10,000	Cash	N/A
March 7, 2001	Common Shares	Warrants Exercised	62,500	$0.40	25,000	Cash	N/A
March 13, 2001	Common Shares	Escrow Agreement	9,600,000	-	-	-	N/A
April 2, 2001	Common Shares	Options Exercised	15,000	$0.10	1,500	Cash	N/A
April 4, 2001	Common Shares	Warrants Exercised	59,500	$0.40	23,800	Cash	N/A
April 4, 2001	Common Shares	Options Exercised	15,000	$0.10	1,500	Cash	N/A
April 11, 2001	Common Shares	Options Exercised	10,000	$0.10	1,000	Cash	N/A
May 9, 2001	Common Shares	Warrants Exercised	62,500	$0.40	25,000	Cash	N/A
May 17, 2001	Common Shares	Options Exercised	10,375	$0.10	1,038	Cash	N/A
Totals			10,239,875		$119,338		

b. **Summary of Options granted during the period ended June 30, 2001:**

Date	Number of Options	Name of Optionee	Exercise Price	Expiry Date
January 8, 2001	27,900	Employees	$0.20	March 4, 2001
January 8, 2001	9,300	Employee	$0.15	March 4, 2001
January 8, 2001	186,000	Employee	$0.10	March 23, 2005
January 8, 2001	93,000	David MacLaren	$0.10	March 27,2005
January 8, 2001	9,300	Employees	$0.20	May 11, 2005
January 8, 2001	27,900	Employees	$0.20	May 15, 2005
January 8, 2001	18,600	Employees	$0.20	August 1, 2005
January 8, 2001	9,300	Employees	$0.20	August 7, 2005
January 8, 2001	74,400	Employees	$0.20	August 15, 2005
January 8, 2001	9,300	Employees	$0.20	September 30, 2005
January 8, 2001	27,900	Employees	$0.20	October 2, 2005
January 8, 2001	9,300	Employees	$0.20	October 10, 2005
January 8, 2001	9,300	Employees	$0.20	October 23, 2005
January 8, 2001	139,500	Employees	$0.20	November 6, 2005
January 8, 2001	279,000	Employees	$0.20	January 3, 2006
May 31, 2001	200,000	Consultants	$0.25	May 31, 2006
May 31, 2001	150,000	Alexander G. Tsukumas	$0.25	May 31, 2006
Total	1,280,000			

During the period 262,500 stock options previously granted to former employees were cancelled.

4) **Summary of securities as at the end of the reporting period ended June 30, 2001:**

a. **Authorized Share Capital:**

Unlimited number of common shares without par value.
Unlimited number of first preferred shares without par value.
Unlimited number of second preferred shares without par value.
Unlimited number of third preferred shares without par value.
Unlimited number of fourth preferred shares without par value.

12g No.: 82-4669

b. **Issued and outstanding:**

Number	Recorded Value
28,417,185	$ 5,918,389

c. **Description of options, warrants and convertible securities outstanding**

Options outstanding:

Number	Exercise Price	Expiry Date	Recorded Value
100,000	$0.17	February 2, 2002	N/A
165,000	$0.20	February 8, 2005	N/A
10,000	$0.28	February 22, 2005	N/A
135,625	$0.10	March 23, 2005	N/A
93,000	$0.10	March 27,2005	N/A
51,000	$0.40	April 5, 2005	N/A
9,300	$0.20	May 11, 2005	N/A
27,900	$0.20	May 15, 2005	N/A
18,600	$0.20	August 1, 2005	N/A
9,300	$0.20	August 7, 2005	N/A
74,400	$0.20	August 15, 2005	N/A
565,000	$0.40	September 19, 2005	N/A
9,300	$0.20	September 30, 2005	N/A
9,300	$0.20	October 2, 2005	N/A
9,300	$0.20	October 10, 2005	N/A
290,000	$0.40	October 20, 2005	N/A
9,300	$0.20	October 23, 2005	N/A
241,800	$0.20	January 3, 2006	N/A
350,000	$0.25	May 31, 2006	N/A
2,178,125			

Warrants outstanding:

Number	Exercise Price [1]	Expiry Date	Recorded Value
1,877,000	$0.50	May 26, 2002	N/A
2,000,000	$0.50	September 15, 2001	N/A
	$0.65	September 15, 2002	N/A
3,877,000			

(1) The Company has made application to the CDNX to re-price all warrants to $0.30 until December 31, 2001 and $0.40 thereafter until expiry.

Brokers Options:

Number	Exercise Price	Expiry Date	Recorded Value
251,625	$0.33	November 26, 2001	N/A
125,000	$0.40	November 16, 2002	N/A

Convertible securities: N/A

d. Number of shares in each class of shares subject to escrow or pooling agreements:

Release Date	Percentage of Total escrowed Securities to be Released	Total of Escrowed Securities to be Released
January 8, 2001 (1)	10%	960,000
July 8, 2001	15%	1,440,000
January 8, 2002	15%	1,440,000
July 8, 2002	15%	1,440,000
January 8, 2003	15%	1,440,000
July 8, 2003	15%	1,440,000
January 8, 2004	15%	1,440,000
Total	100%	9,600,000

(1) Has been released

5) List of Directors and Officers as at the date this report is signed and filed: August 29, 2001

Name	Title
David S. MacLaren	C.E.O, President & Director
Robert G. McMorran	Executive V. P., C.F.O, Secretary & Director
Norman D. A. Hardie	Director
W. Barry Girling	Director
Alexander Tsakumis	Director

12g No.: 82-4669

VRX WorldWide Inc. (formerly Cambridge Ventures Ltd.)

Form 51-901F Quarterly Report June 30, 2001

Management Discussion

Description of Business

The Company's principal business, carried out through its wholly owned subsidiary VRX Studios Inc. is the provision of digital content solutions primarily to companies displaying their products and services over the internet. The primary target market for the Company's products and services are online travel and tourism companies. When VRX Studios Inc. first commenced commercial operations in January 2001, after a three-month beta test period, its primary revenue model was the syndication of 360 degree panoramic images of leading travel destinations throughout Canada, the United States, Mexico and the Caribbean. Client companies are currently paying US$9.95 to US$400 per month depending on the number of images and interactive maps subscribed for and taking into account the traffic the client companies web site generates. Higher profile companies that are currently clients of VRX Studios Inc. include Dollar Rent-a-Car, Virgin Holidays and Canada.com. VRX Studios Inc has since expanded its revenue model to include Ad-share syndication and custom service work. Under the Ad-share model, client companies are given access to the archive of maps and interactive panoramas with third party sponsorship / advertising paying VRX for the client company's use of the content. Canoe.ca is an example of an Ad-share client. Custom service work usually entails creation of maps and / or panoramic images for a client's exclusive use. Custom Service work clients include Princess Cruise Lines for whom VRX created an extensive series of interactive maps, Lignum Industries for whom VRX completed a complete interactive tour including maps and panoramic images of Lignum's saw mill operations and Club Intrawest for whom VRX completed a virtual tour of their Club Vancouver.

Results of Operations

The Company recorded a net loss of $1,338,957 for the six months ended June 30, 2001 ($567,530 loss for the three months ended June 30, 2001) or $0.07 per share as compared to a loss of $130,712 ($0.01 per share) for the six months ended June 30, 2000. The results of operations for 2001 are fully consolidated to include the operations of VRX Studios whereas the comparative figures primarily relate only to the corporate activities of the Corporation as it had not acquired a controlling interest in VRX Studios at that time. Included in the results of operating loss for the period is a non-cash charge of $851,848 ($425,924 for the second quarter) relating to the amortization of acquired technology associated with the acquisition of VRX Studios Inc.

Revenue for the six months ending June 30, 2001 was comprised of $36,267 in subscription/syndication revenue ($19,817 for the second quarter) and custom service work revenue of $111,738 ($106,735 for the second quarter) for a total of $150,005 ($126,552 for the second quarter) including $2,000 in incidental interest. In the same period in 2000, revenue was derived exclusively from incidental interest income which totaled $2,581. It is important to note that VRX's revenue recognition policy records image licensing fees in the period it is earned. Prepaid licensing fees are deferred and recorded in equal monthly amounts to the statement of operations over the term of the licensing period. As such, the Corporation recorded $45,494 as deferred revenue during the six-month period ($19,703 for the second quarter). Accordingly, on a cash flow basis, VRX realized aggregate cash flows of $179,217 from its licensing and custom design work in the period ($135,279 for the second quarter).

For the six months ended June 30, expenses increased from $133,293 in 2000 to $637,114 in 2001, commensurate with the increased level of corporate activity. This marked increase again reflects the fact that the current period includes the operating activities of VRX Studios whereas the comparative period does not.

Consulting fees of $48,935 include charges for photography, technical and production services that amounted to $38,935. Product marketing and promotion expenses included $31,587 of fees paid to an arms-length third party to manage dissemination of information to trade news media and other customer related information sources and $24,000 of fees paid for product marketing services. Investor relations expense of $42,076 includes $12,000 charged to the corporation by a company owned by a director and $25,000 paid to a US based investor relations firm. Legal and accounting expense decreased from $30,865 to $24,714. Included in the operating expenses are management fees of $42,600 for services provided by a company owned by an officer and director of the Corporation.

Financing Activities and Capital Expenditures

During the period a total of 10,190,000 shares (172,375 shares for the second quarter), were issued for total proceeds of $114,300 ($53,838 during the second quarter) of which total 455,375 shares (50,375 for the second quarter) were issued for proceeds of $45,538 ($5,038 for the second quarter) from the exercise of stock options and 184,500 shares (122,000 for the second quarter) were issued in respect of the exercise of outstanding share purchase warrants for proceeds of $73,800 ($48,800 during the second quarter). The remaining balance of 9,600,000 shares was issued in the first quarter of 2001 as consideration for the remaining interest of VRX Studios Inc.

Liquidity and Capital Resources

During the six month period ended June 30, 2001 the Company incurred a cash shortfall from operations of $432,545 ($111,605 during the second quarter), a significant improvement from the first quarter results being a cash shortfall of $320,940.

This operating cash shortfall was financed in part from equity financing ($159,338); in part from cash on hand at the beginning of the year ($132,691); and in part from working capital and other sources ($163,047).

As at June 30, 2001, the Company had a working capital deficiency of $278,000. This fiscal matter was addressed in part in August 2001 when the Company completed a private placement financing for $125,000.

The Company has not as yet attained sufficient monthly cash flows to offset monthly expenses resulting in continued losses from operations. While revenue and deferred revenue are showing pronounced growth in the Company's short operating history, the Company continues to be dependent on the equity markets to bridge the shortfall between revenues and expenditures in the near term. The Company's access to capital resources is largely determined by the strength of the junior markets and by the status of the Company's product offerings in these markets, and its ability to compete for investor support.

Investor Relations

During the period, the Company incurred investor relation's expense of $42,076. Included in this total is consulting fees totaling $12,000 charged to the Company by a company owned by a director of the Company. Investor relations activities consisted primarily of providing corporate information packages to interested parties and updating current shareholders as to corporate developments. Near the end of the first quarter InvestorsCare Inc., a US based investor relations firm managed by Mr. Jerry Frear provided consulting services to the Company for which the Company paid consulting fees totaling $25,000 for a 4-month period. Shortly

after the end of the period ending June 30, 2001, the Company elected not to continue to engage the services of InvestorsCare and Mr. Frear.

Other

At the Company's annual general meeting held June 29, 2001, Alexander G. Tsakumis was elected to the board of directors of the Company. Mr. Tsukumis succeeds James Hutton who stepped down from the board May 31, to pursue other business opportunities.

Outlook

During the second quarter, the Company's revenue increased markedly as compared with the first quarter as the Company's product offerings continue to gain acceptance within its target markets. New syndication – subscription clients are being secured every month while. Importantly, negotiations are ongoing with a number of major companies for custom service work. Should these negotiations be favourably completed, management believes there is sufficient revenue potential from the custom service work for the company to achieve break even or profitability as early as the fourth quarter of 2001. Successful attainment of this service work will also increase the Company's profile that may bring forward additional syndication/subscription revenue. While management believes it will successfully complete these negotiations, there can be no assurances it will do so.

BC FORM 51-901

Quarterly Report

12g No.: 82-4669

Incorporated as part of: [X] Schedule A

[ ] Schedules B & C

ISSUER DETAILS:

For Quarter Ended:	September 30, 2001
Date of Report:	November 29, 2001
Name of Issuer:	**VRX WORLDWIDE INC. (Formerly CAMBRIDGE VENTURES LTD.)**
Issuer's Address:	#900 – 580 Hornby Street
	Vancouver, BC, V6C 3B6
Issuer's Fax Number:	(604) 684-0642
Issuer's Phone Number:	(604) 688-2321
Contact Name:	Robert G. McMorran
Contact Position:	Director
Contact Telephone Number:	(604) 688-2321
Contact Email Address	Rgm@vrxworldwide.com
Website Address	Www.vrxworldwide.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder that requests it.

Name of Director	Signed (typed)	Date Signed (YY/MM/DD)
Robert G. McMorran	*"Robert G. McMorran"*	01/11/29
David S. MacLaren	*"David S. MacLaren"*	01/11/29

900 – 580 Hornby Street
Vancouver, British Columbia
Canada V6C 3B6

Tel: (604) 688-2321
Fax: (604) 684-0642

Web Site: www.vrxworldwide.com
E-mail: info@vrxworldwide.com

VRX WORLDWIDE INC.
(formerly Cambridge Ventures Ltd.)

Consolidated Financial Statements

For the Quarter Ended September 30, 2001

(Prepared without Audit)

VRX WORLDWIDE INC.
(formerly Cambridge Ventures Ltd.)

Consolidated Balance Sheets

	September 30, 2001 (prepared without Audit)	December 31, 2000 Audited
Assets		
Current assets		
Cash and cash equivalents	$ 21,866	$ 132,691
Accounts receivable	59,871	27,590
Prepaid expenses	436	49,424
	82,173	209,705
Deposits in trust	22,815	22,815
Mineral properties and deferred expenditures	10	10
Capital assets	161,225	221,370
Acquired technology	2,030,672	709,592
	$ 2,296,895	$ 1,163,492
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 274,645	$ 180,137
Deferred revenue	47,974	8,037
Due to related parties	11,724	-
	334,343	188,174
Future income tax liability	50,775	50,775
Minority interest	-	89,148
	385,118	328,097
Shareholders' Equity		
Share capital	6,056,389	3,111,051
Deficit	(4,144,612)	(2,275,656)
	1,911,777	835,395
	$ 2,296,895	$ 1,163,492

12g No.: 82-4669

VRX WORLDWIDE INC.
(formerly Cambridge Ventures Ltd.)
Consolidated Statements of Operations and Deficit
(Prepared without audit)

	Nine Months Ended September 30 2001	Nine Months Ended September 30 2000	Three Months Ended September 2001	Three Months Ended September 2000
Revenue				
Image licencing fees	$ 62,712	$ -	$ 26,445	$ -
Custom design fees	155,458	-	43,720	-
Interest income	2,075	6,058	75	3,477
	220,245	6,058	70,240	3,477
Expenses				
Consulting	64,038	44,620	15,103	19,500
Management fees	4,296	24,900	(38,304)	11,300
Amortization	86,929	180	32,365	60
Financing fees	-	21,000	-	5,000
Professional fees	31,193	61,235	6,479	30,370
Salaries and benefits	359,593	-	115,065	-
Telecommunications	51,046	4,443	15,276	3,085
Investor relations and shareholder	35,311	22,812	(6,765)	10,458
Marketing and product promotion	65,805	-	6,938	-
Transfer Agent and regulatory fees	28,344	17,657	7,082	3,586
Annual Report, and printing	7,680	14,397	1,452	7,319
Office lease	38,776	4,954	13,187	845
Office operations and sundry	23,708	7,922	(343)	472
Travel and entertainment	7,095	1,471	1,625	303
Foreign exchange (gain) loss	7,615	1,135	5,155	1,135
	811,429	226,726	174,315	93,433
Loss before other expenses	(591,184)	(220,668)	(104,075)	(89,956)
Amortization of acquired technology	(1,277,772)	-	(425,924)	-
Net loss for the period	(1,868,956)	(220,668)	(529,999)	(89,956)
Deficit at beginning of period	(2,275,656)	(1,109.534)	(3,614,613)	(1,240,246)
Deficit at end of period	$ (4,144,612)	$ (1,330,202)	$ (4,144,612)	$ (1,330,202)
Loss per share	$ (0.07)	$ (0.02)	$ (0.02)	$ (0.01)
Weighted average number of shares	25,929,751	13,330,144	28,839,440	13,842,440

VRX WORLDWIDE INC.
(formerly Cambridge Ventures Ltd.)
Consolidated Statements of Cash Flows
(Prepared without audit)

	Nine Months Ended September 30 2001	Nine Months Ended September 30 2000	Three Months Ended September 30 2001	Three Months Ended September 30 2000
Cash flows from operating activities				
Net loss	$ (1,868,956)	$ (220,668)	$ (529,999)	$ (89,956)
Items not affecting cash				
Amortization of acquired technology	1,277,772	-	425,924	-
Depreciation	86,929	180	32,365	60
	(504,255)	(220,488)	(71,710)	(89,896)
Changes in non-cash working capital				
(Increase) decrease in accounts receivable	(32,281)	73,769	(8,938)	(2,853)
Decrease in prepaid expenses	48,988	-	341	-
Increase (decrease) in accounts payable and accrued liabilities	94,508	8,229	13,315	18,273
Deferred revenue	39,937	-	8,727	-
Due to related parties	11,724	-	(46,739)	-
	(341,379)	(138,490)	(105,004)	(74,476)
Cash flows from investing activities				
Investment - VRX Studios Inc.	-	(300,000)	-	-
Advances - VRX Studios Inc.	-	(653,182)	-	(481,998)
Deposits in trust	-	(411)	-	42,000
Deferred expenditures (net of option payments)	-	(4,684)	-	-
Proceeds on disposal of capital assets	7,785	-	1,746	-
Purchase of capital assets	(34,569)	-	(2,407)	-
	(26,784)	(958,277)	(661)	(439,998)
Cash flows from financing activities				
Common shares issued for cash	257,338	948,363	105,000	37,537
Special warrants issued for cash	-	295,000	-	295,000
	257,338	1,243,363	105,000	332,537
Net cash and cash equivalents provided during the period	(110,825)	146,596	(665)	(181,937)
Cash and cash equivalents – beginning of period	132,691	66,455	22,531	394,988
Cash and cash equivalents – end of period	$ 21,866	$ 213,051	$ 21,866	$ 213,051

12g No.: 82-4669

VRX WORLDWIDE INC.

Notes to financial statements

For the period ended September 30, 2001

1. Significant Accounting Policies

These interim consolidated financial statements are prepared by the Company in accordance with Canadian generally accepted accounting principles, following accounting policies consistent with the Company's audited consolidated financial statements and notes thereto for the year ended December 31, 2000, except that effective January 1, 2001, the Company adopted the "Earnings Per Share" standards issued by the Canadian Institute of Chartered Accountants. The standard requires the use of the treasury stock method for calculating fully diluted earning per share. For the periods presented, all options and warrants are anti-dilutive and therefore, the diluted loss per share is the basic loss per share.

These consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and the accompanying notes for the year ended December 31, 2000.

VRX WORLDWIDE INC. (formerly, Cambridge Ventures Ltd.)

Schedule B: SUPPLEMENTARY INFORMATION

1) Analysis of expenses and deferred costs:

See unaudited financial statements for breakdown by major category of expenditures. Further details for select expense items are as follows:

Costs and Expenses	Amount $
Consulting fees:	
- Photography, technical and production	49,532
- Other	14,506
	64,038
Professional fees:	
- Legal	11,015
- Audit	20,178
	31,193
Investor relations:	
- Investors Care	25,004
- Consulting fees and expenses (W. B. Girling)	10,307
	35,311

2) Related party transactions:

During the nine-month period ended September 30, 2001, the Company was charged $4,296 by a company controlled by Robert G. McMorran (Director and CFO) for management fees and administrative services. This amount is net of $59,604 of fees which RG McMorran's company waived during the quarter ended September 30, 2001 resulting in the credit balance of $38,304 for such reporting period. In addition, a company controlled by W. Barry Girling (Director) charged $6,000 for the nine-month period ended September 30, 2001 for investor relations and corporate development services. This amount is net of $12,000 of fees, which such company waived during the quarter ended September 30, 2001 resulting in the credit balance of $6,765 for the reporting period. Also during the nine-month period, $37,500 was paid to David MacLaren (Director and President) as salary.

3) **Summary of securities issued and options granted for the year-to-date period:**

a. **Summary of securities issued during period ended September 30, 2001:**

Date of Issue	Type of Security	Type of Issue	Number of Securities Issued	Price	Total Proceeds	Type of Consideration	Commission Paid
January 10, 2001	Common Shares	Options Exercised	145,000	$0.10	$ 14,500	Cash	N/A
January 25, 2001	Common Shares	Options Exercised	35,000	$0.10	3,500	Cash	N/A
February 5, 2001	Common Shares	Options Exercised	15,000	$0.10	1,500	Cash	N/A
February 8, 2001	Common Shares	Options Exercised	10,000	$0.10	1,000	Cash	N/A
February 16, 2001	Common Shares	Options Exercised	100,000	$0.10	10,000	Cash	N/A
March 1, 2001	Common Shares	Options Exercised	100,000	$0.10	10,000	Cash	N/A
March 7, 2001	Common Shares	Warrants Exercised	62,500	$0.40	25,000	Cash	N/A
March 13, 2001	Common Shares	Escrow Agreement	9,600,000	$0.28	2,688,000	Asset Acquisition	N/A
April 2, 2001	Common Shares	Options Exercised	15,000	$0.10	1,500	Cash	N/A
April 4, 2001	Common Shares	Warrants Exercised	59,500	$0.40	23,800	Cash	N/A
April 4, 2001	Common Shares	Options Exercised	15,000	$0.10	1,500	Cash	N/A
April 11, 2001	Common Shares	Options Exercised	10,000	$0.10	1,000	Cash	N/A
May 9, 2001	Common Shares	Warrants Exercised	62,500	$0.40	25,000	Cash	N/A
May 17, 2001	Common Shares	Options Exercised	10,375	$0.10	1,038	Cash	N/A
August 31, 2001	Common Shares	Private Placement	1,250,000	$0.10	125,000	Cash	N/A
September 28, 2001	Common Shares	Warrants Exercised	32,500	$0.40	13,000	Cash	N/A
Totals			11,522,375		$2,945,338		

b. **Summary of Options granted during the period ended September 30, 2001:**

Date	Number of Options	Name of Optionee	Exercise Price	Expiry Date
January 8, 2001	27,900	Employees	$0.20	March 4, 2001
January 8, 2001	9,300	Employee	$0.15	March 4, 2001
January 8, 2001	186,000	Employee	$0.10	March 23, 2005
January 8, 2001	93,000	David MacLaren	$0.10	March 27,2005
January 8, 2001	9,300	Employees	$0.20	May 11, 2005
January 8, 2001	27,900	Employees	$0.20	May 15, 2005
January 8, 2001	18,600	Employees	$0.20	August 1, 2005
January 8, 2001	9,300	Employees	$0.20	August 7, 2005
January 8, 2001	74,400	Employees	$0.20	August 15, 2005
January 8, 2001	9,300	Employees	$0.20	September 30, 2005
January 8, 2001	27,900	Employees	$0.20	October 2, 2005
January 8, 2001	9,300	Employees	$0.20	October 10, 2005
January 8, 2001	9,300	Employees	$0.20	October 23, 2005
January 8, 2001	139,500	Employees	$0.20	November 6, 2005
January 8, 2001	279,000	Employees	$0.20	January 3, 2006
May 31, 2001	200,000	Consultants	$0.25	May 31, 2006
May 31, 2001	150,000	Alexander G. Tsakumis	$0.25	May 31, 2006
Total	1,280,000			

4) **Summary of securities as at the end of the reporting period ended September 30, 2001:**

a. **Authorized Share Capital:**

Unlimited number of common shares without par value.
Unlimited number of first preferred shares without par value.
Unlimited number of second preferred shares without par value.
Unlimited number of third preferred shares without par value.
Unlimited number of fourth preferred shares without par value.

b. **Issued and outstanding:**

Number	Recorded Value
29,699,685	$ 6,056,389

c. **Description of options, warrants and convertible securities outstanding**

Options outstanding:

Number	Exercise Price	Expiry Date	Recorded Value
100,000	$0.17	February 2, 2002	N/A
165,000	$0.20	February 8, 2005	N/A
10,000	$0.28	February 22, 2005	N/A
135,625	$0.10	March 23, 2005	N/A
93,000	$0.10	March 27,2005	N/A
51,000	$0.40	April 5, 2005	N/A
9,300	$0.20	May 11, 2005	N/A
27,900	$0.20	May 15, 2005	N/A
18,600	$0.20	August 1, 2005	N/A
9,300	$0.20	August 7, 2005	N/A
74,400	$0.20	August 15, 2005	N/A
565,000	$0.40	September 19, 2005	N/A
9,300	$0.20	September 30, 2005	N/A
9,300	$0.20	October 2, 2005	N/A
9,300	$0.20	October 10, 2005	N/A
290,000	$0.40	October 20, 2005	N/A
9,300	$0.20	October 23, 2005	N/A
241,800	$0.20	January 3, 2006	N/A
350,000	$0.25	May 31, 2006	N/A
2,178,125			

Warrants outstanding:

Number	Exercise Price [(1)]	Expiry Date	Recorded Value
1,844,500	$0.50[(1)]	May 26, 2002[(1)]	N/A
2,000,000	$0.50[(1)]	September 15, 2001[(1)]	N/A
	$0.65[(1)]	September 15, 2002[(1)]	N/A
1,250,000	$0.15	August 31, 2002	N/A
	$0.20	August 31, 2003	N/A
5,094,500			

(1) The Company has made application to the CDNX to re-price certain of the outstanding share purchase warrants as follows:

Financing Date	Current exercise price	Number of Warrants Re-priced	Revised Exercise price	Until	Price thereafter	Warrant Expiry
May 26, 2000	$0.50	1,163,650	$0.15	May 26, 2002	$0.25	November 26, 2002
September 14, 2000	$0.65	502,500	$0.15	September 15, 2002	$0.25	March 15, 2003
November 16, 2000	$0.65	1,250,000	$0.15	September 15, 2002	$0.25	March 15, 2003

Brokers Options:

Number	Exercise Price	Expiry Date	Recorded Value
251,625	$0.33	November 26, 2001	N/A
125,000	$0.40	November 16, 2002	N/A

Convertible securities: N/A

d. Number of shares in each class of shares subject to escrow or pooling agreements:

Release Date	Percentage of Total escrowed Securities to be Released	Total of Escrowed Securities to be Released
January 8, 2001 [(1)]	10%	960,000
July 8, 2001 [(1)]	15%	1,440,000
January 8, 2002	15%	1,440,000
July 8, 2002	15%	1,440,000
January 8, 2003	15%	1,440,000
July 8, 2003	15%	1,440,000
January 8, 2004	15%	1,440,000
Total	100%	9,600,000

(1) Have been released

5) List of Directors and Officers as at the date this report is signed and filed: November 29, 2001

Name	Title
David S. MacLaren	C.E.O, President & Director
Robert G. McMorran	Executive V. P., C.F.O, Secretary & Director
Norman D. A. Hardie	Director
W. Barry Girling	Director
Alexander Tsakumis	Director

VRX WorldWide Inc. (formerly Cambridge Ventures Ltd.)

Form 51-901F Quarterly Report September 30, 2001

Management Discussion

Description of Business

The Company's principal business, carried out through its wholly owned subsidiary VRX Studios Inc., is the provision of digital content solutions primarily to companies displaying their products and services over the internet. The primary target market for the Company's products and services is online travel and tourism companies. After a three-month beta test period, VRX Studios Inc. commenced commercial operations in January 2001. At start-up, its primary revenue model was the syndication of 360-degree panoramic images of leading travel destinations throughout Canada, the United States, Mexico and the Caribbean. Under this syndication based revenue model, client companies pay from US$9.95 to over US$400 per month depending on the number of images and interactive maps subscribed for and factoring in the client company's website traffic and the associated demands on company resources. Higher profile clients of VRX Studios Inc. generating syndication revenue for the company include the Bermuda Department of Tourism, the American Automobile Association ("AAA") (– Michigan, Nebraska and Wisconsin) and Hawaii Visitors and Convention Bureau (HVCB), a division of the Hawaiian Tourism Authority, the State of Hawaii's official tourism marketing organization.

Subsequent to the commencement of commercial operations, VRX Studios Inc expanded its revenue model to include custom service work. Custom service work usually entails creation of maps and / or panoramic images for a client's exclusive use. Custom Service work clients include Princess Cruise Lines for whom VRX created an extensive series of interactive maps complete with rollovers and other interactive content; Virgin Holidays for whom the Company is actively creating virtual tours of Virgin's preferred hotels in the Caribbean and Club Intrawest for whom VRX completed a virtual tour of their Club Vancouver. These particular custom service work clients are repeat customers of VRX therein endorsing the quality and acceptance of the VRX content.

The Company is also pursuing additional revenue opportunities including an ad-share model wherein client companies are given access to the archive of maps and interactive panoramas with third party sponsorship / advertising paying VRX for the client company's use of the content. The Company is examining a number of opportunities including "packaging" client sites together to offer sponsors a large audience with highly desirable demographics.

Results of Operations

The Company recorded a net loss of $1,868,956 for the nine months ended September 30, 2001 ($529,999 loss for the three months ended September, 2001) or $0.09 per share as compared to a loss of $220,668 ($0.01 per share) for the nine months ended September 30, 2000. The results of operations for 2001 are fully consolidated to include the operations of VRX Studios whereas the comparative figures primarily relate only to the corporate activities of the Company as it had not acquired a controlling interest in VRX Studios at that time. Included in the results of operations for the period is a non-cash charge of $1,277,722 ($425,924 for the third quarter) relating to the amortization of acquired technology associated with the acquisition of VRX Studios Inc.

Revenue for the nine months ending September 30, 2001 was comprised of $62,712 in subscription/syndication revenue ($26,445 for the third quarter) and custom service work revenue of $155,458 ($43,720 for the third quarter) for a total of $220,245 ($70,420 for the third quarter) including $2,075 in incidental interest income. In the same period in 2000, revenue was derived exclusively from incidental interest income that totalled $6,058. It is important to note that VRX's revenue recognition policy records image licensing fees in the period it is earned. Prepaid licensing fees are deferred and recorded in equal monthly amounts to the statement of operations over the term of the licensing period. As such, the Company recorded $47,974 of deferred revenue during the nine-month period ($8,727 for the third quarter). Accordingly, on a cash flow basis, VRX realized aggregate cash flows of $260,182 from its licensing and custom design work in the period ($78,967 for the third quarter).

For the nine months ended September 30, expenses increased from $226,726 in 2000 to $811,429 in 2001, commensurate with the increased level of corporate activity. This marked increase again reflects the fact that the current period includes the operating activities of VRX Studios whereas the comparative period does not.

Included in this total are salaries and benefits totaling $359,593. At the end of the third quarter, the Company undertook a rationalization of its workforce that will result in reduced salaries and benefits expense in future periods. Consulting fees of $64,038 include charges for photography, technical and production services that amounted to $52,438. Product marketing and promotion expenses totaled $65,805 and included $31,587 of fees paid to an arms-length third party to manage dissemination of information to trade news media and other customer related information sources and $24,000 of fees paid for product marketing services. The Company moved these tasks in-house resulting in expenses of only $6,938 in the three-month period ending September 30, 2001. Investor relations expense of $35,311 is net of $12,000 of fees waived by a company controlled by a director and which were owing under previously rendered invoices. The charges were credited to the Company's account in the three-month period ending September 30, 2001 resulting in a negative expense for the three-month period. In addition, $25,000 was paid to a US based investor relations firm in a prior quarter that is no longer providing services to the Company. Legal and accounting expense decreased from $61,235 to $31,193. The expenses for the corresponding period in 2000 were higher as a result of funding and regulatory approval costs associated with the acquisition of VRX Studios Inc. Management fees in the 9- month period are reduced to $4,296 reflecting an election by a company controlled by a director to waive fees of $59,604 owing under previously rendered invoices. The charges were credited to the Company's accounts for the 3–month period ending September 30, 2001. The effect of this entry resulted in a negative management fees expense for the three-month period.

Financing Activities and Capital Expenditures

During the period a total of 11,522,375 shares (1,282,500 shares for the third quarter), were issued for total proceeds of $257,338 ($105,000 during the third quarter). Of this total, 455,375 shares were issued for proceeds of $45,538 (nil for the third quarter) from the exercise of stock options; 217,000 shares (32,500 for the third quarter) were issued in respect of the exercise of outstanding share purchase warrants for proceeds of $86,800 ($13,000 during the third quarter) and 1,250,000 were issued by way of a private placement of shares all of which were issued in the third quarter for proceeds of $125,000. The remaining balance of 9,600,000 shares was issued in the first quarter of 2001 as consideration for the acquisition of the remaining interest of VRX Studios Inc.

Liquidity and Capital Resources

During the nine-month period ended September 30, 2001 the Company incurred a cash shortfall from operations of $504,255. During the third quarter, the Company realized a cash shortfall of $71,710 after giving consideration to the adjustments for fees waived by insiders. Excluding such adjustment, the Company's cash shortfall was $120,310 as compared to first quarter results being a cash shortfall of $320,940 and the second quarter being a cash shortfall of $111,605.

This operating cash shortfall was financed in part from equity financing ($257,338); in part from cash on hand at the beginning of the year ($132,691); and in part from working capital and other sources ($114,226).

As at September 30, 2001, the Company had a working capital deficiency of $252,170. This is an improvement from the six-month period ending June 30, 2001 when the company had a working capital deficiency of $278,000. The improvement resulted from the Company completing a private placement financing for $125,000 in August and from companies controlled by directors agreeing to waive fees owing under previously rendered invoices.

The Company has not as yet continuously attained sufficient monthly cash flows to offset monthly expenses resulting in continued losses from operations. While revenue and deferred revenue are showing pronounced growth in the Company's short operating history, the Company continues to be dependent on the equity markets to bridge the shortfall between revenues and expenditures in the near term. The Company's access to capital resources is largely determined by the strength of the junior markets, and by the attractiveness of the Company's offerings in these markets, and its ability to compete for investor support.

Investor Relations

During the period, the Company incurred investor relation's expense of $35,311. This total is lower than that of the previous period reflecting an election by a company controlled by a director to waive $12,000 in fees owing under previously rendered invoices, the charges from which were reversed out of the Company's accounts. Investor relation's activities consisted primarily of providing corporate information packages to interested parties and updating current shareholders as to corporate developments. Near the end of the first quarter InvestorsCare Inc., a US based investor relations firm managed by Mr. Jerry Frear, provided consulting services to the Company for which the Company paid consulting fees totaling $25,000 for a four-month period. Early in the three-month period ending September 30, 2001, the Company elected not to continue to engage the services of InvestorsCare and Mr. Frear.

Other

Subsequent to the end of the period the Company received approval from the CDNX to amend the terms of certain outstanding share purchase warrants as follows:

Financing Date	Current exercise price	Number of Warrants Re-priced	Revised Exercise price	Until	Price thereafter	Warrant Expiry
May 2000	$0.50	1,163,650	$0.15	May 26, 2002	$0.25	Nov. 26, 2002
September 2000	$0.65	502,500	$0.15	Sept. 15, 2002	$0.25	Mar. 15, 2003
November 2000	$0.65	1,250,000	$0.15	Sept. 15, 2002	$0.25	Mar. 15, 2003

The amendment to the terms of the warrants was made pursuant to the policies of the CDNX. Accordingly, only 10% of the warrants held by insiders have been re-priced as above. In addition, the warrants have been amended to shorten the exercise period to a period of 30 days if the closing price of the shares exceeds the revised price by 25% for ten consecutive trading days. The 30-day period will commence 7 calendar days from the tenth day in which the share price exceeds the revised price by 25%.

Outlook

During the third quarter, the Company's syndication revenue continued to show sequential growth. Service revenue was generated from a larger number of clients then in any previous quarter. The above noted rationalization of its labour force in September will result in reduced monthly operating expenses that will begin to realized in the fourth quarter. Given the reduced monthly operating expenses comprised of reduced salaries and benefits, the waiver of management fees owed to companies controlled by directors and the movement of the marketing and product promotion in house, coupled with increased service work, the company should be close to having revenues offset operating expenses in the fourth quarter.

As compared with the first quarter, the Company's product offerings continue to gain acceptance within its target markets. New syndication – subscription clients are being secured every month. Service based revenue is continuing to grow. For example, the Company entered into an agreement with Virgin Holidays in the quarter wherein the Company and Virgin are jointly marketing VRX's content solutions to hotels throughout the Caribbean. The hotels engage VRX to complete a virtual tour of the facility that in turn is incorporated into the Virgin Holiday's website. These contracts include both a service fee component as well as a recurring revenue stream generated. The success of this program will be a strong contributor to revenue in future periods. A similar agreement has been reached with the Bermuda Department of Tourism and there is significant interest in pursuing similar programs from other major travel companies. Accordingly, the trend of increasing revenues is expected for future periods.

12g No.: 82-4669

FORM 20

Securities Act

RECEIVED
British Columbia
JUN 17 2002
SEC MAIL PROCESSING SECTION WASH, D.C. 165

REPORT OF EXEMPT DISTRIBUTION

Report of a distribution of a security under section 74(2)(1) to (5), (8) to (10), 11(i), (14), (16)(i), (18), (19) or (23) to (26) of the *Securities Act,* R.S.B.C. 1996, c. 418, or section 128(a), (b), (c) or (e) to (h) of the *Securities Rules*, R.B.C. Reg. 194/97 or if applicable, by an order issued under section 76 of the *Securities Act.*

1. Name, address and telephone number of the issuer of the security distributed.

   VRX WorldWide Inc. (formerly Cambridge Ventures Ltd.)
   Suite 900
   580 Hornby Street
   Vancouver, British Columbia
   V6C 3B6

   Telephone: (604) 688-2321

2. State whether the issuer is or is not an exchange issuer (i.e. listed on The Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

   Exchange Issuer.

3. Describe the type of security and the aggregate number distributed.

   1,250,000 shares were distributed to fifteen (15) placees at a price of $0.10 per Share all of which were distributed in British Columbia. Each Share is convertible into one common share and half warrant. Each warrant has a term of 24 months and entitles the holder thereof to purchase one common share for $0.15 during the first 12 months and $0.20 thereafter until expiry.

4. Date of the distribution(s) of the security.

   August 31, 2001

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order or the blanket order under which the distribution(s) of the security was made.

   Section 74 (2) (8) (iv)

6. If the distribution(s) of the security was to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section.

(a)

Full Name & Residential Address of Purchaser	Number of Securities Purchased	Purchase price per Security (CDN$)	Prospectus Exemption
David S. MacLaren 582 Island Hway Campbell River, BC, V9W 2C1	10,000	$0.10	128 (h)
Jeff Brooks 1110 St. Georges Ave. North Vancouver, BC, V7L 3H8	150,000	$0.10	128 (h)
Carol McMorran 105 Timbercrest Place Port Moody, BC, V3H 4V5	100,000	$0.10	128 (g)
Chris Lietzman 2895 Edgemont Blvd North Vancouver, BC, V7R 2N3	50,000	$0.10	128 (h)
Peter Pazderka #3 - 2406 West 5th Ave Vancouver, BC, V6K 1S8	20,000	$0.10	128 (h)
Greg Kothlow 1041 Nagul Street Duncan, BC, V9L 2B6	50,000	$0.10	128(h)
Kelly Weal 1635 Page Road North Vancouver, BC, V7K 1R9	50,000	$0.10	128 (h)
Dale Grantham 310 - 2050 Scotia Street Vancouver, BC, V5T 4T1	25,000	$0.10	74 (2)(9)(i)
Ken Dyson 113 - 1720 14th Avenue Campbell River, BC, V9W 3B9	50,000	$0.10	128 (h)
Lloyd Clark 2091 206 Street Langley, BC, V2Z 2A4	50,000	$0.10	128 (h)

12g No.: 82-4669

Full Name & Residential Address of Purchaser	Number of Securities Purchased	Purchase price per Security (CDN$)	Prospectus Exemption
Dino Grecco 855 Thermal Drive Coquitlam, BC, V3J 6R4	50,000	$0.10	128(h)
Guy Gillingham 1463 Terrace Avenue North Vancouver, BC	25,000	$0.10	128 (h)
Robert G. McMorran 105 Timbercrest Place Port Moody, BC, V3H 4V5	300,000	$0.10	74 (2)(9)(i)
Malaspina Consultants Inc. 900 – 580 Hornby Street Vancouver, BC, V6C 3B6	170,000	$0.10	74 (2)(9)(i)
Barry Girling 2082 East 6th Avenue Vancouver, BC, V5N 1P9	150,000	$0.10	74 (2)(9)(i)
Totals	1,250,000	$125,000.00	

(b) The issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

N/A

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia in respect of which this report is filed.

$125,000.00

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.

N/A

9. If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the issuer under that section during the 12-month period preceding the distribution.

N/A

12g No.: 82-4669

10. If the distribution was under section 128(h) of the Rules, state

(a) the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of the security, and

NIL

(b) the total dollar value (Canadian $) of all securities of the issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution.

NIL

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, British Columbia, this 6th day of December 2001.

VRX WorldWide Inc.

Robert G. McMorran
Chief Financial Officer & Secretary

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE *SECURITIES ACT* OR *SECURITIES RULES* THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

12g No.: 82-4669

MATERIAL CHANGE REPORT UNDER

SECURITIES ACT (BRITISH COLUMBIA) SECTION 85(1)

FORM 27

1. **Reporting Issuer:**

VRX WorldWide Inc. (formerly, Cambridge Ventures Ltd.)
Suite 900, 580 Hornby Street
Vancouver, British Columbia
V6C 3B6

2. **Date of Material Change:**

August 31, 2001

3. **Press Releases:**

A CDNX bulletin of August 31, 2001 and the Company's press releases of July 27, 2001 and August 31, 2001 as released through the facilities of Market News and Canada Stockwatch (copies of both attached).

4. **Summary of Material Change:**

Please see attached news releases for complete details.

5. **Full Description of Material Change:**

Further to the Company's press release of July 27, 2001, wherein the Company announced a private placement of 1,250,000 units at a price of $0.10 per unit, the Company has closed the private placement. The funding was fully subscribed resulting in the issuance of 1,250,000 shares and 1,250,000 warrants. Two warrants entitle the holder thereof to purchase an additional share at a price of $0.15 in the first year and $0.20 in the second year. All shares issued will be subject to a four month hold period as a result of the Company maintaining an active Annual Information Form with the securities commission.

6. **Reliance on Provision:**

N/A

7. Omitted Information:

N/A

8. Senior Officer:

Robert G. McMorran
VRX WorldWide Inc.
Suite 900, 580 Hornby Street
Vancouver, British Columbia V6C 3B6

Telephone: (604) 688-2321
Fax: (604) 684-0642

9. Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at the city of Vancouver, in the Province of British Columbia, as of the 6th day of December 2001.

VRX WorldWide Inc.

"Robert G. McMorran"
Robert G. McMorran
Chief Financial Officer

12g No.: 82-4669

VRX Worldwide Inc.
Suite 200 - 580 Hornby Street
Vancouver, B.C. V6C 3B6
Phone: 688-2321
Fax: 684-0642

vrxworldwide

VRX#01-23 **U.S. 12g#82-4669**

VRX Agrees to Terms on Private Placement

Vancouver B.C. July 27, 2001: VRX Worldwide Inc. (CDNX:VRW) announced today that it has agreed to terms on a private placement. The Company will issue up to 1.25 million units at a price of $0.10 per unit. Each unit is comprised of one share and one share purchase warrant. Each share purchase warrant has a term of two years and two warrants entitle the holder thereof to purchase an additional share at price of $0.15 in the first year and $0.20 during the second year. All shares issued as part of the private placement will be subject to a 4-month hold period. The proceeds of the offering will be used for primarily for general working capital.

About VRX Studios
VRX Studios Inc. owns and operates the largest syndicated archive of destination specific virtual tours and interactive maps in the world and counts world-renowned companies such as Virgin Holidays, Princess Cruises, and the Bermuda Department of Tourism as customers. Through its ecommerce enabled web site, www.maxvr.com, travel related companies around the world can easily access VRX's archive 24/7 and seamlessly integrate VRX's dynamic virtual tours and interactive maps into their own web sites in as little as 15 minutes.

Maintaining a state of the art production facility, teams of experienced programmers and designers, and a freelance network of photographers, VRX's Interactive Services Division (a leading, end-to-end, content solutions provider) provides custom content solutions to a wide range of industries including: Education, Real Estate, Sports, Entertainment, Manufacturing, Natural Resources, and Travel & Tourism.

On behalf of the Board of Directors of VRX WorldWide Inc.

Per: "Robert G. McMorran"

Robert G. McMorran, CA
Chief Financial Officer

Contacts:

VRX WorldWide Inc.

Investor Relations
Barry Girling
VRX Worldwide Inc. 1-877-688-2321
Wbg@vrxworldwide.com

12g No.: 82-4669

vrxworldwide

VRX Worldwide Inc.
Suite 200 - 580 Hornby Street
Vancouver, B.C. V6C 3B6
Phone: 688-2321
Fax: 684-0642

VRX#01-25 **U.S. 12g # 82-4669**

VRX Closes Private Placement

Vancouver, BC, August 31, 2001 VRX WorldWide Inc. (CDNX:VRW) announces that further to the Company's press release of July 27, 2001, wherein the Company announced a private placement of 1,250,000 units at a price of $0.10 per unit, the Company has closed private placement. The funding was fully subscribed resulting in the issuance of 1,250,000 shares and 1,250,000 warrants. Two warrants entitle the holder thereof to purchase an additional share at a price of $0.15 in the first year and $0.20 in the second year. All shares issued will be subject to a four month hold period as a result of the Company maintaining an active Annual Information Form with the securities commission. Proceeds of the offering will be used for general working capital.

On Behalf of the Board of Directors of VRX WorldWide Inc.

"***Robert G. McMorran***"

Robert G. McMorran, CA

Chief Financial Officer

For further information contact:

Investor Relations
Barry Girling
VRX Worldwide Inc.
1(877)688-2321
wbg@vrxworldwide.com

12g No.: 82-4669